annual report 2001

Embotelladora Andina S.A.

























andina

Embotelladora Andina
invited Chilean artists to
create around Coca-Cola.
The paintings and sculptures
shown in this annual
report, will be exhibited
during the month of April at
Cecilia Palma Art Gallery.

AKO
Listed
NYSE

Annual Sales Volume *(muc) (1)*



Chile
140
120
100
80
60
40
20
0
98.7
20.5
20.4
22.8
23.2
18.2
1997
1998
1999
2000
2001

▭ *Soft drinks*
▭ *Juices and Mineral Water*



Brazil
140
120
100
80
60
40
20
0
133.6
5.0
3.8
1.5
2.6
8.2
1997
1998
1999
2000
2001

▭ *Soft drinks*
▭ *Beer and Mineral Water*



Argentina
140
120
100
80
60
40
20
0
2.4
2.2
2.9
3.0
3.4
1997
1998
1999
2000
2001

▭ *Soft drinks*
▭ *Juices and Water*

Annual sales in the territories where **Embotelladora Andina S.A.** *operates today. Does not consider the date of acquisition of the franchise.*
(1) uc = one unit case is equivalent to 24 eight-ounce servings, or 5.67796 liters, muc = million unit cases

Consolidated Financial Highlights

(ThCh$ of 12/31/2001 except where stated otherwise)

	2001	2000	VARIATION %
Net sales	481,927,118	458,843,410	5.03
Operating income	55,825,959	56,541,009	(1.26)
Net income	33,066,958	32,477,257	1.82
Earnings per share *(Ch$)*	43.49	42.72	1.82
Cash dividends per share *(Ch$)*	155.09	191.60	(19.06)
Shares outstanding as of Dec. 31 *(Th shares)*	760,275	760,275	–
Shareholders equity	372,092,296	390,923,710	(4.82)
Share closing price A/B *(Ch$)*	1,085/888	1,150/920	(5.7)/(3.5)
ADR closing price A/B *(US$)*	9.75/7.90	12.00/9.56	(18.75)/(17.36)





Daniella Müller. "Objeto del Deseo" ("Object of Desire"), 90.5 x 90.5 cms., acrylic on cloth, 2001. 3





4 *Verónica Colodro. "Untitled", 100 x 81.5 cms., oil on cloth, 2001.*

Message From Our Chairman

Dear Shareholders:

On behalf of the Board I preside I am pleased to submit the Annual Report and Financial Results for 2001.

An analysis of the company's performance for the year leads us to conclude that we were successful. Sales volume reached 339 million unit cases[1] representing a 5% annual growth with respect to the volume sold during 2000[2], while sales revenues amounted to MUS$736. Consolidated operating income amounted to MUS$85 and net income for the period reached MUS$50.

In spite of the Chilean and Brazilian devaluations (average exchange rates increased by 17% and 27%, respectively) and the important regional economic slowdown, our earnings were very similar to those of the year 2000. Consequently, it is important to value this performance in light of the negative economic conditions which prevailed and that unfortunately have been a continuance of the cycle which began in 1998.

Severe downfalls in consumption levels, changes in tax and labor legislations, exchange rate volatility, and the harshness of Argentina's political and economic crisis, were all part of the business environment, which finally affected the profitability of beverage companies as well as other industries in the region. However, we are very satisfied that Andina was able to achieve an operating cash flow of over MUS$147[3] and net cash of MUS$22, after taxes, investments and financial expenses, and also after having distributed to our shareholders more than MUS$90 in dividends during the year.

Nevertheless, and although the company has improved efficiency levels, strengthened its financial position, and maintained its leadership in the markets in which it participates, we are happy but not content. As a remembered Coca-Cola Company President said, *"the world belongs to the discontent"*, and the Board of Andina adheres to that

Our mission is to look towards the future and resolve challenges and difficulties within the market and capitalize opportunities.

1 1 Unit Case = 24 eight ounce servings or 5.67 liters.
2 Considers the total annual sales for the acquired Brazilian territories during the year 2000.
3 Operating Cash Flow = Operating Income + Depreciation.

Looking ahead, creativity and talent will be very valuable and absolutely necessary for success.

premise: a crucial aspect of every business is growth and value creation. So, a logical sense of dissatisfaction prevails when due to variables that cannot be controlled by the company, results do not grow according to our expectations despite great achievements, accurate decisions and an ongoing commitment with the business.

Our mission is to look towards the future and resolve challenges and difficulties within the market and capitalize opportunities, and in this sense we must direct our future strategy towards the following focal points:

- Increase sales revenues through a more flexible price and volume equation. Today, more than aiming towards concrete volume goals, the focus centers on the way in which we are able to reach a profitable sales level.
- Approach more intensively the non-carbonated beverage business, such as juices and mineral waters.
- Continue expanding the portfolio of products in terms of formats and flavors, without neglecting our main brands, Coca-Cola, Fanta and Sprite, which will continue being the most significant part of our business.
- Manage the relationship with our strategic suppliers with a broader focus, enabling mutually beneficial conditions in order to have a more efficient cost structure.
- Continue with an unbiased development of new opportunities for semi-variable and fixed costs reductions.
- Maintain a solid balance sheet structure, with an adequate control of financial risk and a focus on treasury management, currency risks, tax efficiency and on generating attractive returns over the cash position maintained by the company.

In the Commercial area we can highlight what has been achieved in Chile with the launch of new flavors and formats such as Fanta Light, Quatro Balance, Taí and Kapo 2.0 lts., as well as the new graphic for Andifrut and Nectar Andina. In Brazil, we launched Kapo in 5 flavors and the mineral water brand Bonaqua, which during its first year reached an 11% of market share. In Argentina, the new launches of Cadbury Schweppes products and specially Orange Crush along with Hi-C were an important catalyst in the significant volume growth, together with the main brands.

In the Operating area, it is interesting to point out the excellent performance of the Argentina soft drink operation, in terms of volume growth as well as the significant increase in operating results. All of this, in the midst of one of the worst political-economic turmoils ever recorded in the history of Latin America. Although our Chilean and Brazilian operations reflected a moderate decrease in results, it is important to consider that these were mainly due to the devaluation effects over dollar-linked costs. The variables which are controlled by the company reflected important achievements, which finally led to a sustained and growing leadership in the market.

Other relevant activities were the outsourcing of all information systems in

Chile, Brazil and Argentina through the agreement with EDS, a North American corporation, and centralizing the operation in Buenos Aires; the inauguration, together with Entel, of the *"Contact Center"* in Chile, so as to efficiently service our clients' and consumers' needs; the investment of over MUS$6 in Brazil for an electric generator that will give us a reliable source for our energy needs, and lastly, the Joint Venture agreement between our subsidiary Multipack and Crowpla, a subsidiary of Cristalerías de Chile, constituting the largest producer of PET bottles in Chile.

In the Financial area, we decided to modify the debt structure of the Company which, up until June 2001, was composed exclusively of long-term dollar sources. In July, a Tender Offer was made for the total outstanding bonds in the United States, which resulted in a reduction of MUS$179 of the dollar denominated debt. Given that there were several repurchases during 2000 and 2001, in addition to the Tender Offer, the dollar denominated debt was reduced by MUS$300. Hence, at the end of the period 2001, an amount of MUS$50 remained. At the same time, and as to maintain the financial flexibility and continue with an important cash position, we successfully completed a long-term (7 and 25 years) bond issuance in the Chilean market for a total of UF 7,000,000. After both transactions, the company reduced its total debt level[4], together with reducing the exchange rate risk by having a better match between the currency generated by our business and the currency of our debt, and we ended the period 2001 with an available cash position for future projects of MUS$230.

There is general consensus that 2002 will be a complex year and also a challenge for our management. This is crucial when looking at our business, because Andina is part of the consumer goods industry and as such, subject to the present economic cycle and consumption trends, therefore it is difficult to think about important growths. Due to the current conditions, we believe that it is ambitious but yet feasible, to attain a moderate growth in results and cash generation. Looking ahead, creativity and talent will be very valuable and absolutely necessary for success in a challenging and evermore competitive environment, and we trust that we count with the human and financial resources to strengthen our market leadership position.

On behalf of the Board I preside, I appreciate the efforts and dedication of all of our collaborators, which as always, have demonstrated their commitment with the Company and its shareholders.

ALBERTO HURTADO FUENZALIDA
Chairman of the Board

We trust that we count with the human and financial resources to strengthen our market leadership position.

4 *With the cash position held by the company at the end of the period 2001, the net financial debt is negative, with an excess cash availability of approximately MUS$20.*

Embotelladora Andina S.A. and subsidiaries





99.90%
99.90%
0.10%
TRANSPORTES ANDINA REFRESCOS LTDA.
ANDINA INVERSIONES SOCIETARIAS S.A.
99.90%
99.90%
0.10%
SERVICIOS MULTIVENDING LTDA.
0.10%
VITAL S.A.
50%
ENVASES CMF S.A.
15.20



EMBOTELLADORA ANDINA S.A.
5%
.00%
ENVASES MULTIPACK S.A.
48.00%
ENVASES CENTRAL S.A.
99.90%
99.90%
0.10%
0.10%
ANDINA BOTTLING INVESTMENTS S.A.
ANDINA BOTTLING INVESTMENTS DOS S.A.
0.10%
99.90%
99.99%
99.99%
99.99%
EMBOTELLADORA DEL ATLANTICO S.A.
COMPLEJO INDUSTRIAL PET S.A.
THE STERLING PACIFIC CORP. S.A.
RIO DE JANEIRO REFRESCOS LTDA.
11.32%
KAIK PARTICIPAÇOES S/C LTDA.
33.46%
CICAN S.A.
CERVEJARIAS KAISER S.A.





10 *Catalina Mena. "Constelación Coca-Cola" (Coca-Cola Constellation), 90 x 90 cms., mixed technique on cloth, 2001.*

General Information

Embotelladora Andina S.A. is an open stock corporation, primarily engaged in the production and distribution of Coca-Cola products in Chile, Brazil and Argentina. In Chile, Andina owns the franchise to produce and market Coca-Cola products in the Metropolitan Region of Santiago and the neighboring provinces of San Antonio and Cachapoal *(including San Vicente de Tagua-Tagua).* In Brazil, the Company operates mainly in the city of Río de Janeiro together with the territories, acquired during 2000, of Niteroi, Itambi, Campos, Governador Valadares and Cariacica through Rio de Janeiro Refrescos Ltda. Finally in Argentina, the Company serves the provinces of San Juan, San Rafael, Mendoza, Santa Fe, Entre Ríos and Córdoba, through EDASA.

Deeds of Incorporation

Embotelladora Andina S.A. was incorporated by means of a public deed dated February 7, 1946, before the Notary Public of Santiago, Mr. Luciano Hiriart Corvalán. An abstract of the Company's bylaws is registered on page 768, N° 581 of the Santiago Registry of Commerce of 1946, and was published in the Official Daily Newspaper issue N° 20,413 dated March 25, 1946.

The Chilean Treasury Department, upon Decree N° 1,364 of March 13, 1946, which is registered on page 770 N° 582 of the Santiago Registry of Commerce of 1946, approved the company's bylaws, authorized its creation, and declared it duly incorporated.

The latest amendments to the Company's bylaws were approved at the Special Shareholders Meeting held on September 30, 1996.

The minutes thereof were brought into a public deed dated October 17, 1996 before the Notary Public of Santiago Mr. Armando Ulloa Contreras. An abstract of said deed is registered on page 26,514 N° 20,529 of the Santiago Registry of Commerce of 1996, and was published in the Official Daily Newspaper issue N° 35,598 dated October 24, 1996, and later revised in the issue N° 35,601 of October 28, 1996.

The Company

General information of the Company is:

Employer I.D.	91.144.000-8
Legal Address	Av. Alcalde Carlos Valdovinos 560 San Joaquín, Santiago, Chile
Telephone	(56-2) 550 9250
Fax	(56-2) 551 4130
Postal Address	488/3 Santiago, Chile







 Matías Vergara. "Buscador" ("Seeker"), 101.5 x 76 cms., mixed technique on cloth, 2001.

Embotelladora Andina S.A.

In 1946 Embotelladora Andina S.A., is founded with the license to produce and distribute Coca-Cola products in Chile.

From the individual bottle the transition towards 24 bottle case is made and Coca-Cola distribution coverage is extended from the traditional sales point to a wide variety of institutions.

In 1960 the Carlos Valdovinos Plant is inaugurated.

In 1975 Frutos de Almahue Ltda., is acquired. In 1978 Termas Mineral de Chanqueahue and the brand Agua Mineral Vital are purchased.

In 1985, Inversiones Freire Ltda., acquires control of Embotelladora Andina S.A.

In 1991 Multipack S.A. is born. In 1992 Vital S.A. is born and Andina acquires a minority percentage in INTI S.A.I.C., a Coca-Cola bottler in Córdoba, Argentina. In 1994, Rio de Janeiro Refrescos Ltda. is acquired. 7,076,700 American Depositary Receipts (ADR's) are listed in the New York Stock Exchange, with a total US$ 127.4 million collected. In 1995 Envases Central S.A. begins its operations. International expansion into Argentina with the acquisition of EDASA, controller of the Coca-Cola bottlers for the Rosario and Mendoza territories. In 1996, 49% of Vital S.A. is sold as well as the agribusiness division. Expansion in Argentina continues with the acquisition of an additional 35.9% stake in EDASA; 78.7% of INTI (today, merged with EDASA), 100% of CIPET, supplier of PET bottles and 15.2% stake of Cican S.A., canning facility of Coca-Cola products. The Coca-Cola Company acquires a 6% of Andina, which today reaches 11%. In 1997 Solução PET initiates operations in Río de Janeiro, Brazil. Series A & B Shares are created. An additional 5% stake in EDASA is acquired. Moody's asigns a "Baa1" rating. US$350 million issued in "Yankee Bonds" in tranches of 10, 30 and 100 years. In 1998, 49% of Vital S.A. is repurchased dedicating operations exclusively to the Chilean Market. In 1999 the newly built Córdoba production facility begins operating. In 2000, final agreement is reached to close the acquisition of the Brazilian Coca-Cola bottler for Niteroi, Vitoria and Governador Valadares (NVG). Adjustments in the Organizational structure.

2001

Joint venture between Multipack and Crowpla. Issuance of UF 7,000,000 in bonds (7 and 25 years). Tender Offer for the partial repurchase of dollar denominated debt.

Board of Directors

The members of the Company's Board are:

ALBERTO HURTADO F.	*Chairman*
JOSÉ SAID S.	*Vice Chairman*
JOSÉ ANTONIO GARCÉS S.	*Director*
GLENN JORDAN SCH.	*Director*
FELIPE LARRAÍN B.	*Director*
JAIME SAID D.	*Director*
ENRIQUE VICUÑA V.	*Director*
ERNESTO BERTELSEN R.	*Alternate Director*
MARIO DIEZ U.	*Alternate Director*
JOSÉ ANTONIO GARCÉS S. *(junior)*	*Alternate Director*
JORGE HURTADO G.	*Alternate Director*
ARTURO MAJLIS A.	*Alternate Director*
GONZALO SAID H.	*Alternate Director*
SALVADOR SAID S.	*Alternate Director*

In accordance with Law N° 18.046, the General Shareholders' Meeting celebrated in April of 2001, agreed as to Board of Directors' salary for the period. The breakdown of amounts paid out is included in the Notes to the Consolidated Financial Statements.





 Carlos González. "Coca-Cola" 157 x 49 x 6.5 cms. Cast aluminum, 2001.

Management Structure

Corporate Office

JAIME GARCÍA R. *Economist*	*Chief Executive Officer*
MICHAEL COOPER A. *Economist*	*Chief Operating Officer*
OSVALDO GARAY A. *CPA*	*Controller*
ANDRÉS OLIVOS B. *Economist*	*Chief Financial Officer*
PEDRO PELLEGRINI R. *Attorney at law*	*Chief Legal & Communications Officer*
GONZALO VERGARA D. *Economist*	*Chief Packaging Division & Global Procurement Officer*
RAÚL RAMÍREZ V. *Civil Engineer*	*Technical Officer*
GERMÁN GARIB N. *Civil Engineer*	*Information Technology Officer*

Management at Principal Subsidiaries

Embotelladora Andina S.A.

RENATO RAMÍREZ	*General Manager*
RICARDO LETELIER	*Commercial Manager*
JOSÉ TUPPER	*Operations Manager*
HERMAN VÁSQUEZ	*Finance and Administration Manager*

Rio de Janeiro Refrescos Ltda.

CARLOS LOHMANN	*General Manager*
HOCHE PULCHERIO	*Commercial Manager*
LUIS COSTA	*Distribution and Information Systems Manager*
CRESO MACEDO	*Operations Manager*
JORGE CHAMY	*Finance and Administration Manager*

Embotelladora del Atlántico S.A.

ALEJANDRO FEUEREISEN	*General Manager*
FABIÁN CASTELLI	*Commercial Manager*
GUSTAVO VOLPI	*Human Resources Manager*
PABLO BARDI	*Operations Manager*
ADRIANE CHATKIN	*Finance and Administration Manager*

Vital S.A.

CÉSAR VARGAS	*General Manager*

Complejo Industrial PET S.A.

CRISTIÁN VALDIVIESO	*General Manager*







16 *Ximena Cousiño. "Lata de Coca-Cola" ("Coca-Cola Can"), 119 x 119 cms. Oil on cloth, 2001.*

Administrative Structure


BOARD OF DIRECTOR
CHIEF EXECUTIVE OFFICER
CHIEF GLOBAL PROCUREMENT OFFICER
CONTROLLER
CHIEF FINANCIAL OFFICER
CHIEF LEGAL & COMMUNICATIONS OFFICER
CHIEF OPERATING OFFICER
INFORMATION TECHNOLOGY OFFICER
TECHNICAL OFFICER
GENERAL MANAGERS CHILE
GENERAL MANAGER ARGENTINA
GENERAL MANAGER BRAZIL
CHIEF PACKAGING DIVISION OFFICER

Personnel

The employees of Andina and its subsidiaries as of December 31, 2001 are the following:

	ANDINA	RJR	EDASA	VITAL	MULTIPACK	CIPET	TOTAL
Executives	22	73	15	4	–	4	118
Technicians and Professionals	415	882	204	75	–	45	1,621
Workers	543	418	997	167	–	18	2,143
Temporary workers	189	105	71	36	–	1	402
Total 2001	1,169	1,478	1,287	282	–	68	4,284
Total previous year	1,310	1,677	1,344	358	175	78	4,942


Cola





18 *Susana Larraín. "El Verano" ("The Summer"), 65.5 x 65.5 cms., oil and collage on cloth, 2001.*

2001 Earnings Distribution

The Board will submit to the shareholders at their Annual Meeting in April of 2002, the following distribution of 2001's earnings; that upon approval of the Final Dividend proposed would represent 46.6% of distributable earnings.

	ThCh$
Interim dividend N° 127	3,889,260
Interim dividend N° 128	3,866,270
Interim dividend N° 129	3,831,784
Proposed final dividend	3,831,784
To accumulated earnings	17,647,860
Total earnings for the period	33,066,958
Distributable earnings for the period	33,066,958

Upon approval, equity will be as follows:

	ThCh$
Capital and reserves	225,401,481
Accumulated earnings	142,859,031
Total equity	368,260,512

Dividend Policy

The Company's dividend policy has consisted in paying out a percentage no lower than 30% of the Company's earnings, through quarterly interim dividends and one final dividend payable in April of the following year.

Dividends

During 2001 the following dividends per share were paid out:

	Series A	Series B	Month
124	4.95	5.44	January
125	4.92	5.41	April
126	54.27	59.70	July
127	4.87	5.36	July
128	4.84	5.33	October
	73.85	81.24	

Dividends per share paid out during the past five years:

Year	Ch$/Share
2001	155.09
2000	191.60
1999	55.33
1998	45.44
1997	38.04

Financial Information

(in Ch$ of December 2001)

The main 12 shareholders of the Company as of December 31, 2001 :

	Number of Shares			Ownership Percentage
	Series A	Series B	Total	
INVERSIONES FREIRE LTDA.(*)	185,706,603	–	185,706,603	24.43
THE BANK OF NEW YORK, SEGUN CIRC.1375	64,853,022	82,947,144	147,800,166	19.44
COCA-COLA INTERAMERICAN CORPORATION	40,552,802	40,552,802	81,105,604	10.67
INVERSIONES MAR ADENTRO LTDA.(*)	–	38,978,263	38,978,263	5.13
GENESIS CHILE FUND LIMITED	13,035,083	14,328,283	27,363,366	3.59
INV.DELFIN S.A.(*)	–	26,301,100	26,301,100	3.46
INV.CABURGA S.A.	–	23,349,763	23,349,763	3.07
INV.SANTA VIRGINIA LTDA.(*)	–	23,120,484	23,120,484	3.04
INV.GLOUCESTER LTDA.(*)	–	21,394,616	21,394,616	2.81
AFP PROVIDA S.A.p/FONDO DE PENSIONES	10,542,583	6,328,531	16,871,114	2.22
INV.FREIRE DOS LTDA.(*)	14,300,000	–	14,300,000	1.88
INV.PUERTO SOFIA LTDA.(*)	–	13,601,132	13,601,132	1.79
TOTAL MAIN SHAREHOLDERS	**328,990,093**	**290,902,118**	**619,892,211**	**81.53**
TOTAL SHAREHOLDERS	**1,152**	**1,263**	**1,335**	
TOTAL SHARES OUTSTANDING	**380,137,271**	**380,137,271**	**760,274,542**	

(*) Related to controlling shareholder





 Lorenzo Moya. "El Viaje" ("The Journey"), acrylic on cloth, 2001.

Chile

population: 7 million

Business Description Coca-Cola products

In Chile, ***Embotelladora Andina S.A.*** produces and distributes the following products licensed by The Coca-Cola Company: Coca-Cola, Coca-Cola Light, Fanta Naranja, Fanta Durazno, Fanta Piña, Fanta Light, Sprite, Sprite Light, Nordic Mist Tonic Water, Nordic Mist Ginger Ale, Quatro Balance and Taí. These products are marketed in glass and Pet bottles *(returnable and non-returnable)*, post-mix syrup and cans.

It is estimated that in 2001, the Company's average soft drink market share within the territory it services reached 67.6% compared to 69.2% in 2000.

(Source: A.C. Nielsen)

Bottler Agreements

Among other things, the renewal of The Bottler Agreement with The Coca-Cola Company, stipulated a duration of five years beginning January 1, 1998, and is renewable for another five years.

This Agreement states as franchise Territory the Metropolitan Region, the Province of San Antonio in the V region, and the Province of Cachapoal *(including San Vicente de Tagua-Tagua)* in the VI region.

Volume sales by format

	2001	2000
Returnable bottles		
Glass	17.1%	16.5%
Pet	49.5%	52.9%
Non- Returnable		
Cans	4.5%	5.8%
Pet	21.9%	17.8%
Glass	1.9%	1.8%
Post-mix	5.1%	5.2%
Total	100.0%	100.0%

Distribution

	2001	2000
Contractors	19	26
Trucks:		
Own	31	31
Third party	225	217

Volume sales by type of customer

	2001	2000
Retail Establishments for Takeout	39%	40%
Wholesale distributors	17%	18%
Supermarkets	23%	23%
Restaurants, hotels and bars	6%	7%
Convenience Stores	6%	5%
Others	9%	7%
Total	100%	100%

Production

	2001	2000
Plants	1	1
Production lines(*)	8	8
% Capacity utilization *(year)*	68.3	65.6

** Does not include line 9 (post-mix)*







22 *Gastón Laval. "Viaje" ("Trip"), 90 x 90 cms. Oil on linen, 2001.*

Brazil

population: 16 million

Bottler Agreements

Through a license agreement signed on April 2, 1998, The Coca-Cola Company granted Rio de Janeiro Refrescos Ltda. the license to produce and market Coca-Cola products in the greater part of the state of Río de Janeiro, for a period of five years *(until April 2, 2003)*, renewable for the same term, subject to the fulfillment of the terms therein. On November 30, 2000, The Coca-Cola Company and Rio de Janeiro Refrescos Ltda. modified the license agreement so as to include the territories of Niteroi, Itambi, Campos, Governador Valadares and Cariacica. In December 1993 Refrescos entered into a distribution agreement with Cervejarías Kaiser S.A. for the Kaiser and Heineken products on an exclusive basis in the territory where Rio de Janeiro Refrescos Ltda. operates. The duration of the beer agreement was five renewable years. In November of 1998 the length of this agreement was extended until December 27, 2000, renewable for 2 years.

Rio de Janeiro Refrescos Ltda. markets products of The Coca-Cola Company and Cervejarías Kaiser. It produces, sells and distributes the following products licensed by The Coca-Cola Company: Coca-Cola, Coca-Cola Light, Kuat Guaraná, Kuat Guaraná Light, Fanta Laranja, Diet Fanta Laranja, Fanta Uva, Sprite, Diet Sprite, Schweppes Tónica, Schweppes Citrus and Kapo. Additionally it distributes Kaiser and Heineken beer brands, as well as the mineral water brand Bonaqua. Refrescos holds an indirect stake of 3.8% of Cervejarias Kaiser S.A.

It is estimated that in 2001, the Company's average soft drink market share within the territory it services reached 52.8% compared to 51.7% in 2000.

(Source: A.C. Nielsen)

Volume sales by format

	2001	2000
Returnable bottles		
Glass	11.8%	11.7%
Non-returnable		
Cans	18.3%	18.6%
Pet	65.8%	66.4%
Glass *(Pre Label)*	0.1%	0.1%
Post-mix	4.0%	3.2%
Total	100.0%	100.0%

Distribution

	2001	2000
Trucks:		
Own	45	64
Third party	181	192

Volume sales by type of customer

	2001	2000
Retail Establishments for Takeout	22.7%	25.2%
Wholesale distributors	28.6%	24.3%
Supermarkets	30.8%	31.0%
Restaurants, hotels and bars	11.9%	14.0%
Others	6.0%	5.5%
Total	100%	100%

Production

	2001	2000
Plants	2	2
Production lines	9	9
% Capacity utilization *(year)*	56	66


SANTA CAROLA E ESTRELLAS
Coca-Cola
LANKIN





 Jorge Lankin. "Sin título" ("Untitled"), 90.5 x 90.5 cms. , mixed technique on cloth, 2001.

Argentina

population: 10 million

Embotelladora del Atlántico S.A. produces and distributes the following products licensed by The Coca-Cola Company: Coca-Cola, Coca-Cola Light, Fanta Naranja, Fanta Tónica, Fanta Limón, Sprite, Diet Sprite, Quatro Pomelo, Soda Kin, Schweppes, Hi-C, Crush and Kapo.

It is estimated that in 2001, the Company's average soft drink market share within the territory it services reached 50.8% compared to 49.6% in 2000.

(Source: A.C. Nielsen).

Bottler Agreements

In July 1996, INTI S.A.I.C. *(today EDASA)* signed an agreement with The Coca-Cola Company, whereby it was authorized to produce and market Coca-Cola products until December of 2001, within the provinces of Córdoba, Mendoza, San Juan, San Luis and Entre Ríos along with parts of Santa Fe and Buenos Aires *(excluding Capital Federal)*.

The license agreements have been extended for another five years.

Volume sales by format

	2001	2000
Returnable bottles		
Glass	2.81%	6.70%
Pet	13.99%	15.30%
Non-returnable		
Individual	3.33%	–
Cans	3.14%	4.50%
Pet	75.92%	72.40%
Post-mix	0.81%	1.10%
Total	100.00%	100.00%

Distribution

	2001	2000
Contractors	32	35
Trucks:		
Third party	265	278

Volume Sales by type of customer

	2001	2000
Retail Establishments for Takeout	31.10%	27.30%
Wholesale distributors	18.90%	23.90%
Supermarkets	25.00%	25.00%
Restaurants, hotels and bars	2.80%	3.60%
Convenience stores	20.40%	18.00%
Other	1.80%	2.20%
Total	100.00%	100.00%

Production

	2001	2000
Plants	3	3
Production lines	10	10
% Capacity utilization *(year)*	52.24%	53.00%

Divisions





Juices and Mineral Water

Vital S.A. through an agreement with The Minute Maid Co. and Coca-Cola de Chile S.A., produces fruit juice, nectar and mineral water under the following brands: Andifrut *(fruit juices)*, Néctar Andina *(fruit nectars)*, Kapo *(artificially flavored fruit-drinks)*, and Vital *(mineral water)*.
The Andifrut fruit juices are commercialized in Tetrapack, cans and Pet bottles; Nectar Andina is sold in glass and non-returnable Pet bottles; the Kapo line is sold in sachets and cans. Vital mineral water is produced in the carbonated and non-carbonated versions and is sold in glass and PET bottles.

Principal customers

In Chile, Vital products are distributed exclusively by Embotelladora Andina S.A. and the other Coca-Cola bottlers in the country: Embotelladoras Coca-Cola Polar S.A., and Embotelladora Arica S.A. The distribution agreements grant each bottler the exclusive right to distribute Vital products in its territory.

Production

Vital operates six juice and nectar lines and nine Kapo production lines, all located at its Renca facility. It also operates four mineral water production lines at its Chanqueahue plant near Rengo. During 2001, installed capacity utilization averaged 39%.

License Agreements

Vital S.A. is exclusively authorized to produce, process, and bottle products under the brands: Néctar Andina, Andifrut, Kapo and Vital in Chile, in accordance with the agreement, dated December 31st, 1998, with Minute Maid International for juice bottling and with Coca-Cola de Chile S.A. for production and bottling of mineral water. Said agreements have a 10 year duration until December 31, 2008 and are renewable for another 7 years.

Volume Sales by product (MUC)

	2001	2000
Mineral Water	8.5	7.9
Juices	12.0	12.5
Total	20.5	20.4

Sales by distributor (MUC)

	2001	2000
Embotelladora Andina S.A.	10.5	10.6
Other Coca-Cola bottlers in Chile	9.3	9.8
Export	0.7	0.0
Total	20.5	20.4

PET packaging

On June 29, 2001 ***Embotelladora Andina S.A.*** and Cristalerías de Chile S.A. subscribed several agreements as to establish an association for the PET packaging business that both of these entities handled through their respective subsidiaries Envases Multipack S.A. and Crowpla Reicolite S.A. This joint venture was carried out by Embotelladora Andina S.A., through it's subsidiary, Andina Inversiones Societarias S.A. with a 50% stake in Crowpla Reicolite S.A. *(today Envases CMF S.A.).* The remaining 50% is held by Cristalerías. Crowpla also acquired all of Multipack's necessary assets for the development of this joint venture.

In Argentina, ***CIPET S.A.*** produces returnable and non-returnable PET bottles. Cipet's main customers are the Coca-Cola bottlers in that country: Coca-Cola Femsa, EDASA, Empresas Guerrero, Embotelladora Coca-Cola Polar S.A., Reginald Lee and Formosa Refrescos. The technology used by Cipet for the production of returnable PET bottles was obtained from Continental PET technologies Inc., through a sub-license agreement with the Coca-Cola Export Corporation, signed in August 1996 and which is valid for 10 years.

Production

	Argentina
Plants	1
Production lines:	1
Injectors	10
Blowers	1
Capacity utilization *(year)**	
Injection	86.7%
Blowers	89.6%

** Based on 365 days with 3 daily shifts.*

Bottle/Preform Sales (million)

	Argentina 2001	Argentina 2000
PET Returnable	5	8
PET Non-returnable(*)	487	457
Total Bottles	492	465

(*) Non returnable preforms have been included under the item PET non-returnable.

Chile



New Coca-Cola "Celebration" campaign ... "Life Feels Good"



Jeffrey Dunn, President for the Americas of The Coca-Cola Company visits Andina.



The journalist, Abraham Santibañez is awarded with Embotelladora Andina's 2001 Journalism Award.



Successful bond issuance (7 and 25 years) for a total amount of UF 7,000,000.



Agreement signed with EDS for the outsourcing of all information systems in Chile, Brazil and Argentina.



Contact Center: Implemented with ENTEL to develop an integral communication with our clients.

New Products:



1.



2.



3.



4.



5.



6.

1. Fanta Light. 2. Quatro Balance. 3. Vital Mineral Water. New format: Pet OW 250 cc. 4. Kapo New 2.0 lts PET bottle. Export of KAPO for sale and distribution in EDASA's territory in Argentina. 5. Andifrut New graphic for all formats New glass bottle OW 300 cc New doypack format for Andifrut pulp. 6. Tai / Nectar Andina. New graphic for all formats. New glass bottle OW 300 cc. New 1 liter returnable bottle

Brazil


O puro prazer
da água.

"Bonaqua" mineral water in a new format since November.

- Merchandising school extended to Vitoria's territory.
- Important actions of Rock in Rio and Kuat in Carnival.


CERVA

1.



2.


KAPO
KAPO
KAPO
KAPO
KAPO

3.

1. Distribution of "Santa Cerva", Kaiser's new beer, enabling a higher market share. 2. Important growth of the Kuat and Fanta flavors. 3. KAPO launched in 5 flavors

Argentina

- Marketing actions developed to achieve national and local goals:

  - *Successful affordability plans developed in Coca-Cola 2.0 ref pet and Coca-Cola 1.5 pet*
  - *Aggressive launch program of new products*
  - *New packaging for Coca-Cola light and Fanta Limón (pet 500 cc.)*
  - *Christmas glass promotion*
  - *Sales Contest*



"Closer To You Program" to get closer to the regional consumer

Local:


En el
MUNDIAL SUB 20
SALÍ A LA CANCHA
con COCA-COLA.

1.


Coca-Cola

2.


Schweppes
DEJATE
SEDUCIR
Schweppes
NUEVO
GINGER ALE

3.

National:


nueva
500cc.
No Retornable
SENTI EL PLACER
DE ESTAR BIEN
$

4.



5.


¿QUE DICE
TU INSTINTO?
ROJO O VERDE
VOS
ELEGIS

6.


Coca-Cola

7.

1. Sub-20 World Cup "Awards your Passion" 2. Free 3. Limited Schweppes edition 4. Target marketing. 5. McDonald's 6. Rojo (red) / Verde (green) 7. Harry Potter


Coca-Cola
Mena
2001




30 *Eduardo Mena. "El terrero" ("The Earthly"), 80 x 100 cms. Acrylic on cloth, 2001.*

Raw Materials & Principal Suppliers

Coca-Cola Products

RAW MATERIAL	Chile SUPPLIER	Brazil SUPPLIER	Argentina SUPPLIER
Concentrate	◦ The Coca-Cola Company (1)	◦ The Coca-Cola Company (1) ◦ Recofarma Industrias do Amazonas Ltda. (2)	◦ The Coca-Cola Company (1)
Sweeteners	◦ Industria Azucarera Nacional S.A. ◦ Inducorn S.A.	◦ Nardine Agroindustrial Ltda. ◦ Central Energética Moreno Açúcar e Alcool S.A. ◦ Usina Caete S.A. ◦ Copersucar Ltda. ◦ Açucareira Bortolo Carolo S.A. ◦ Usina São João Açúcar e Alcool S.A.	◦ Ing. y Refinería San Martín del Tabacal S.A. ◦ Cía. Azucarera Concepción S.A. ◦ Ledesma S.A.
Water	◦ Aguas Andinas S.A.	◦ Companhia Estadual de Agua e Esgoto do Río de Janeiro	◦ Aguas Cordobesas S.A. ◦ Aguas Provinciales de Santa Fe S.A. ◦ Obras Sanitarias de Mendoza S.A.
Carbon Dioxide	◦ Praxair S.A.	◦ White Martins Gases S.A. ◦ AGA S.A.	◦ Praxair S.A. ◦ Air Liquide Argentina S.A.
Packaging (bottles)	◦ Envases CMF S.A. (3) ◦ Cristalerías Chile S.A.	◦ Braspet Ltda. *(Schmallbach-Lubeca)* ◦ Alcoa Aluminio S.A. ◦ Cisper S.A.	◦ Cattorini Hnos. Sacifel
Plastic cases	◦ Wenco S.A. ◦ Comberplast Ltda.	◦ Plásticos Novel do Paraná S.A. ◦ Transformadora Industrial de Plásticos Ltda.	◦ Cabelma S.A.
Bottle caps	◦ Alusud Embalajes Chile Ltda. ◦ Crown Cork de Chile S.A.	◦ Alcoa Aluminio S.A. ◦ Metalúrgica Cearense S.A.	◦ Alusud S.A. ◦ Crown Cork S.A. ◦ Repare Argentina S.A. ◦ Ravisud S.A.
Cups	◦ Food Pack S.A.	◦ Dixie Toga S.A. ◦ Indústria Plástico Zanata Ltda.	◦ American Plast S.A. ◦ Food Pack S.A. ◦ Bella Cup S.A.

(1) [illegible] *(2)* [illegible] *(3) indirect ownership relationship*

Juices and Mineral Water

The principal raw materials used for production are sugar, fruit pulp and concentrate, flavors and scents, citric acid, water, and packaging material. For carbonated mineral water, carbon dioxide is needed.

Main suppliers are:

Sugar	Industria Azucarera Nacional S.A. and Imasa Chile S.A.
Fruit pulp	Córpora Aconcagua S.A., Fenix Fruit Concentrates S.A. and Benvenuto S.A.I.C..
Containers	TetraPak de Chile Ltda., Envases del Pacífico S.A.(*), Alusa S.A., Envases Italprint S.A., CLP *(Israel)* and International Paper S.A. *(Italy)*.
Bottles	Envases CMF S.A.(1), Cristalerías Chile S.A.
Packaging material	Envases Impresos S.A., Italprint S.A.
Carbon dioxide	Praxair Chile S.A.
Bottle caps	Alusud Embalajes Chile Ltda., Crown Cork de Chile S.A., White Cop.

(1) Indirect ownership relationship
(*) Director in common with Embotelladora Andina S.A.

PET packaging

The main raw materials used in the production of Pet packaging are resin, ink, containers, and labels, whose principal suppliers are:

Resin	Eastman Chemical Inc. Ltd. Rhodia Ster S.A.
Ink	Naz Dar K.C.
Packing	Smurfit S.A., Nemsa, Enrique Zeni y Cía. SAC

Properties and Facilities

LOCATION	MAIN USE	AREA (M²)

Soft Drinks

Chile

LOCATION	MAIN USE	AREA (M²)
Santiago	Offices/Plant/Warehouse	97,723
Renca	Warehouse	265,133
Rancagua	Warehouse	24,061
San Antonio	Warehouse	19,842

Brazil

LOCATION	MAIN USE	AREA (M²)
Itaoca	Warehouse	76,866
Bangú	Warehouse	44,614
Jacarepaguá	Offices/Plant/Warehouse	185,372
Caxias	Warehouse	18,300
Vitória	Plant/Warehouse	93,320
Itambi	Warehouse	131,420
Governador Valadares	Warehouse	20,000
Cabo Frio	Warehouse	1,985
Campos	Warehouse	24,200

Argentina

LOCATION	MAIN USE	AREA (M²)
Mendoza	Offices/Plant/Warehouse	41,579
San Juan	Offices/Warehouse	48,036
San Luis	Offices/Warehouse	6,069
Rosario	Offices/Plant/Warehouse	28,070
Santo Tomé	Offices/Warehouse	89,774
Córdoba	Offices/Plant/Warehouse	923,260
Río IV	Offices/Warehouse	7,482

Juices and Mineral Water

LOCATION	MAIN USE	AREA (M²)
Renca	Offices/Production juices/nectars	40,000
Rengo	Mineral water plant	12,375

PET packaging

LOCATION	MAIN USE	AREA (M²)
Buenos Aires	Offices/Plant/Warehouse	27,043

Investments

Investment in fixed assets by line of business *(MUS$)*

	2001	2000
Soft Drinks		
Chile	14	13
Brazil	12	9
Argentina	3	15
Juices and mineral water	1	2
PET packaging	–	2
Total	30	41


Coca-Cola





 Constanza Mayo. "Sin Titulo" ("Untitled"), 150 x 44 x 46.5 cms., wire, 2001 .

Equipment

Main equipment is composed by production lines and auxiliary equipment; market assets; packaging and distribution assets. They are well conserved and are sufficient to sustain the normal functioning of operations.

Insurance

Embotelladora Andina S.A. and its subsidiaries maintain annual insurance agreements with top of the line companies. The principal insurance policies cover: risks of fire, earthquake and losses due to stoppage, including lost profits as a result of such accidents. Additionally, there are other policies with specific coverage *(air, sea and land transportation, motor vehicles)*.

Financial Activities

During 2001, the Company obtained financing solely from internal resources and it also generated excess cash. The funds from the 1997 Yankee Bond issuance along with the funds from the long-term local bond issuance during 2001 and excess cash are invested in low risk *(Investment Grade)* instruments, of which 78% are invested in long term papers and 22% at average terms of less than one year.

Financial debt level at December 31, 2001 amounted to MUS$330 which principally corresponds to MUS$174 for the local bond issuance; MUS$51 for the remainder of the 1997 Yankee Bond issuance; MUS$84 long-term debt and MUS$21 short term debt to cover imports and working capital needs. Regarding hedge agreements, Andina uses from time to time insurance coverage to backup commitments in currency different from that of its business, due to obligations stemming from the acquisition of fixed assets, raw material purchases, and/or to cover interests on short and long-term debts.

Research and development

Given the characteristics of the business and the support provided by The Coca-Cola Company, as franchisor to its bottlers, the Company's research and development expenses are not meaningful.

Investment and Financing Policy

The deeds of Embotelladora Andina S.A. do not define a determined financing structure nor the investments that the company can carry out. Among the faculties given by the Shareholders, the Board of Directors defines the financing and investment policies.

This policy has resulted in that the company has traditionally privileged the utilization of own resources for financing its investments.

Summary and Shareholders' Comment

In accordance with the terms indicated in article 74 of Law N° 18,046 and articles 82 and 83 of the Law Regulation on Open Stock Companies, it is hereby stated that no comments regarding the development of the business have been received by the Company from principal shareholders or groups of shareholders that represent or hold more than 10% of the shares issued with voting rights. Notwithstanding the previous, the minutes of the Regular Shareholders Meeting of 2001 include all observations made by every shareholder that expressed his/her opinion during said meeting.

Risk Factors

Within the risk factors that may affect the financial performance of the Company excluding risks affecting any business *(economic and political environment, competition, etc.)*, these include weather, volatility of commodity prices, and exchange rate risks.

Note to Shareholders

In accordance with article 12 of Law 18,045 regarding Securities Market, those who directly or through a corporate entity hold 10% or more of the outstanding shares of a Company or that, by acquiring shares result in holding such a percentage, must inform the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) and to the Chilean stock exchanges regarding every acquisition or disposal of the Company's shares, within the five days following the respective transaction or transactions with the form established by Circular N° 585 of the Superintendencia de Valores y Seguros. According to U.S. Securities regulations, during June of each year the Company files Form 20-F with the Securities & Exchange Commission, which contains legal, financial and accounting information. A translation of Form 20-F is also presented each year to the Superintendencia de Valores y Seguros de Chile.

COMPANY NAME	VITAL S.A.	ENVASES MULTIPACK S.A.	SERVICIOS MULTIVENDING LTDA.
Legal Address	Av. Circunvalación Américo Vespucio N° 1651, Renca Santiago, Chile	Av. Alcalde Carlos Valdovinos N° 362, San Joaquín Santiago, Chile	Av. Miraflores N° 8953 Renca Santiago, Chile
Telephone	(56-2) 601 8900	(56-2) 565 7300	(56-2) 677 2700
Fax	(56-2) 601 9526	(56-2) 551 7765	(56-2) 601 0685
Independent Auditors	PriceWaterhouseCoopers	PriceWaterhouseCoopers	PriceWaterhouseCoopers
Shareholders' equity (thousand Ch$)	7,194,571	5,913,087	653,630
Percentage ownership (direct & indirect)	99.99%	99.99%	99.99%
% subsidiary investment represents of parent company asset	2.3%	0.17%	0.36%
Legal purpose	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of mineral water, juices, soft drinks and beverages in general.	Manufacturing, processing, acquisition and marketing of all types of containers and packaging.	Retail sale of consumer products through automatic vending machines.
Board of Directors			
Chairman	Jaime García R. (1)	Jaime García R. (1)	Ricardo Letelier Q. (1)
Vice Chairman	Michael Cooper A. (1)	Gonzalo Vergara D. (1)	–
Directors	Osvaldo Garay A. (1)	Osvaldo Garay A. (1) Andrés Olivos B. (1) Pedro Pellegrini R. (1)	Ricardo Solar R. (1) Herman Vásquez R. (1)
General Manager	César Vargas D.	Jorge Besa B.	–

(1) Andina officer

Chile

Description of Subsidiaries and Related Companies

TRANSPORTES ANDINA REFRESCOS LTDA.	ENVASES CENTRAL S.A.	ANDINA BOTTLING INVESTMENTS S.A.	ANDINA BOTTLING INVESTMENTS DOS S.A.	ANDINA INVERSIONES SOCIETARIAS S.A.
Av. Alcalde Carlos Valdovinos N° 560, San Joaquín Santiago, Chile	Av. Miraflores N° 8755 Renca Santiago, Chile	Av. Andrés Bello N° 2687 20th Floor Santiago, Chile	Av. Andrés Bello N° 2687 20th Floor Santiago, Chile	Av. Andrés Bello N° 2687 20th Floor Santiago, Chile
(56-2) 550 9000	(56-2) 601 0121	(56-2) 338 0500	(56-2) 338 0500	(56-2) 338 0500
(56-2) 550 9427	(56-2) 601 0551	(56-2) 338 0570	(56-2) 338 0570	(56-2) 338 0570
PriceWaterhouseCoopers	Ernst & Young	PriceWaterhouseCoopers	PriceWaterhouseCoopers	PriceWaterhouseCoopers
618,677	4,280,558	333,610,077	6,605,800	21,626,702
99.99%	48%	99.99%	99.99%	99.99%
0.27%	0.14%	39.51%	5.66%	5.32%
Provision and exploitation of and management of national and international land transportation.	Production, canning and packaging of all kinds of beverages, as well as the sale of all kinds of packaging.	Production, bottling and business exploitation of the marketing of beverages and food in general. Investment Company.	Exclusively carryout foreign investments. Investment Company.	Investment in all types of companies and marketing of food products in general.
Renato Ramírez F.(1)	Renato Ramírez F.(1)	Jaime García R.(1)	Jaime García R.(1)	Jaime García R.(1)
Herman Vásquez R.(1)	–	Michael Cooper A.(1)	Michael Cooper A.(1)	Michael Cooper A.(1)
Ignacio Cruz O.(1) Ricardo Letelier Q.(1) José Tupper E.(1)	Francisco Crespo B. Fernando Grez S. Cristián Hohlberg R. Ricardo Letelier Q.(1) Cristián Mandiola P.	Osvaldo Garay A.(1) Andrés Olivos B.(1) Pedro Pellegrini R.(1)	Osvaldo Garay A.(1) Andrés Olivos B.(1) Pedro Pellegrini R.(1) Gonzalo Vergara D.(1)	Osvaldo Garay A.(1) Andrés Olivos B.(1) Pedro Pellegrini R.(1)
Claudio Orpinas K.	Claudio Fuhrmann O.	Renato Ramírez F.(1)	Renato Ramírez F.(1)	Renato Ramírez F.(1)

Brazil

COMPANY NAME	RIO DE JANEIRO REFRESCOS LTDA.	KAIK PARTICIPAÇÕES LTDA.
Legal Address	Rua André Rocha 2299 Taquara, Jacarepagua Río de Janeiro, Brazil	Rua Barao de Jaguara 901 13o. Campinas Sao Paulo, Brazil
Telephone	(55-21) 2429 1600	(55-0192) 35 8444
Fax	(55-21) 2429 1558	(55-0192) 32 0988
Independent Auditors	PriceWaterhouseCoopers	Arthur Andersen
Shareholders' equity (thousand Ch$)	92,233,485	7,223,898
Percentage ownership (direct & indirect)	99.99%	11.31%
% subsidiary investment represents of parent company asset	11.78%	2.3%
Legal purpose	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi-processed products as well as any operations related with the core activity.	Participation in other companies with own resources.
Board of Directors Chairman	–	Luiz Eduardo Tarquimio
Vice Chairman	–	–
Directors	–	Ruy Campos Viriera Angelo C. de Sá Carlos Correa de Moraes Carlos A. Lohman(2) Ricardo Vontobel
General Manager	Carlos A. Lohmann(2)	Luiz Eduardo Tarquimio

(1) Andina officer (2) Rio de Janeiro Refrescos Ltda. officer

Argentina

Uruguay

EMBOTELLADORA DEL ATLÁNTICO S.A.	COMPLEJO INDUSTRIAL PET S.A.	CICAN S.A.	THE STERLING PACIFIC CORPORATION S.A.
Ruta Nacional 19, km 3.7 Córdoba, Argentina	Austria 650 (1617) Pacheco Buenos Aires Argentina	Saavedra 1070, Montegrande (1842) Buenos Aires Argentina	Plaza Independencia 811, Montevideo, Uruguay
(54-351) 496 8800	(54-11) 4715 8000	(54-11) 4239 0800	(598-2) 902 1515
(54-351) 496 8877	(54-11) 4715 8040	(54-11) 4239 0806	(598-2) 902 5454
PriceWaterhouseCoopers	PriceWaterhouseCoopers	Arthur Andersen	PriceWaterhouseCoopers
39,936,642	29,870,835	3,539,876	20,430,392
99.99%	99.99%	15.20%	99.99%
5.3%	2.5%	0.32%	7.8%
Produce, bottle, distribute, and sell non-alcoholic beverages.	Design, production and sale of plastic products or products derived from the plastic industry, mainly in the packaging area.	Bottle non-alcoholic beverages.	Financial investment company.
Jaime García R. (1)	Jaime García R. (1)	Ernesto Silva A.	Jaime García R. (1)
Juan Javier Negri (3)	Juan Javier Negri (3)	David Lee	Michael Cooper A. (1)
Daniel van Lierde	Cristián Valdivieso V.	Raúl Eduardo G. Alejandro Feuereisen A. (2) Juan Galarza Cristián Mandiola P. Jorge Torres P.	Osvaldo Garay A. (1) Andrés Olivos B. (1) Pedro Pellegrini R. (1)
Alejandro Feuereisen A. (2)	Cristián Valdivieso V.	Carlos Parodi	

(1) Andina officer (2) Embotelladora del Atlántico S.A. officer (3) External counsel

(1) Andina officer








Consolidated Financial Statements








Consolidated Balance Sheets

ASSETS	At December 31, 2001 ThCh$	2000 ThCh
CURRENT ASSETS		
Cash	13,868,565	12,530,835
Time deposits	18,171,362	149,771,469
Marketable securities *(net)*	25,574,151	15,727,118
Trade accounts receivable *(net)*	27,364,048	36,138,298
Notes receivable *(net)*	14,182,287	15,899,739
Other receivable *(net)*	16,402,676	6,194,577
Notes and accounts receivable from related companies	1,412,981	25,810
Inventories *(net)*	17,325,337	24,942,350
Recoverable taxes	5,473,501	9,381,558
Prepaid expenses	2,830,587	2,579,112
Deferred income taxes	503,438	874,854
Other current assets	5,360,573	5,957,710
Total current assets	148,469,506	280,023,430
PROPERTY, PLANT AND EQUIPMENT		
Land	15,496,623	14,822,116
Buildings and improvements	96,931,734	91,670,912
Machinery and equipment	232,401,564	258,799,186
Other property, plant and equipment	171,308,460	154,821,823
Technical reappraisal of property, plant and equipment	1,823,156	1,823,156
Accumulated depreciation	(300,551,003)	(272,301,816)
Total property, plant and equipment	217,410,534	249,635,377
OTHER ASSETS		
Investments in related companies	18,404,997	7,062,828
Investments in other companies	671,902	376,160
Goodwill	111,264,249	108,729,886
Long-term receivables	1,145,606	899,635
Notes and accounts receivable from related companies	131,340	147,399
Deferred income taxes	–	638,382
Intangibles	3,314,673	3,014,136
Amortization of intangibles	(2,339,302)	(1,855,506)
Other	191,241,082	27,877,500
Total other assets	323,834,547	146,890,420
Total assets	689,714,587	676,549,227

LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS' EQUITY	At December 31, 2001 ThCh$	2000 ThCh$
CURRENT LIABILITIES		
Short-term bank liabilities	14,040,704	14,894,135
Current portion of long-term bank liabilities	7,189,897	1,369,891
Current portion of bonds payable	1,192,439	2,914,379
Dividends payable	3,911,365	4,042,842
Accounts payable	32,516,878	36,810,422
Notes payable	116,454	60,990
Other creditors	2,143,273	3,355,933
Notes payable to related companies	12,133,989	11,246,836
Provisions	11,967,077	12,245,137
Withholdings	10,862,303	14,662,156
Income taxes payable	2,513,844	2,231,103
Unearned income	125,855	129,757
Total short-term liabilities	98,714,078	103,963,581
LONG-TERM LIABILITIES		
Long-term bank liabilities	55,333,408	3,302,371
Bonds payable	146,988,018	159,391,234
Notes payable	–	48,775
Other creditors	198,747	443,069
Notes payable to related companies	–	209,001
Provisions	6,208,245	5,330,147
Deferred income taxes	1,446,852	–
Other long-term liabilities	8,687,366	12,918,603
Total long-term liabilities	218,862,636	181,643,200
MINORITY INTEREST	45,577	18,736
SHAREHOLDERS' EQUITY		
Paid-in capital	179,149,060	179,149,060
Other reserves	46,252,421	39,315,030
Retained earnings from prior years	125,211,171	151,984,192
Net income for the year	33,066,958	32,477,257
Interim dividends	(11,587,314)	(12,001,829)
Total shareholders' equity	372,092,296	390,923,710
Total liabilities, minority interest, and shareholders' equity	689,714,587	676,549,227

The accompanying Notes 1 to 31 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	For the years ended December 31, 2001 ThCh$	2000 ThCh$
OPERATING INCOME		
Net sales	481,927,118	458,843,410
Cost of sales	(301,613,601)	(277,683,559)
Gross margin	180,313,517	181,159,851
Administrative and selling expenses	(124,487,558)	(124,618,842)
Operating income	55,825,959	56,541,009
NON-OPERATING INCOME AND EXPENSES		
Financial income	32,477,900	24,892,095
Equity in earnings of equity investments	29,373	92,320
Other non-operating income	30,134,104	2,253,236
Equity in losses of equity investments	(1,395,182)	(1,411,527)
Amortization of goodwill	(10,713,326)	(6,301,251)
Financial expenses	(33,188,219)	(20,772,964)
Other non-operating expenses	(26,153,495)	(17,403,049)
Price-level restatement	(9,497,577)	(8,456,045)
Foreign exchange gains, net	2,779,743	4,988,338
Non-operating expenses	(15,526,679)	(22,118,847)
Income before income taxes and minority interest	40,299,280	34,422,162
Income tax expense	(7,211,107)	(1,872,403)
Income before minority interest	33,088,173	32,549,759
Minority interest	(21,215)	(72,502)
Net Income	33,066,958	32,477,257

Consolidated Statements of Cash Flows

	For the years ended December 31, 2001 ThCh$	2000 ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES		
Collection of trade receivables	692,748,550	615,104,710
Financial income received	20,792,360	9,926,006
Dividends and other distributions received	–	174,436
Other income received	24,489,574	37,498,138
Payments to suppliers and personnel	(544,189,605)	(456,068,206)
Interest paid	(23,382,432)	(22,652,059)
Income taxes paid	(2,137,749)	(3,326,596)
Other expenses paid	(3,054,820)	(3,433,715)
VAT and other tax payments	(75,717,642)	(81,836,887)
Net cash provided by operating activities	89,548,236	95,385,827
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	–	15,576
Borrowings	109,882,299	18,568,472
Proceeds from issuance of bonds	111,245,134	–
Other financing activities	10,939,858	–
Repayment of loans	(58,550,823)	(72,631,627)
Repayment of loans	(108,578,638)	(13,454,381)
Repayment of bonds	–	(37,379,831)
Bond issue and share placement costs	(1,710,381)	–
Other financing expenses	(3,257,486)	(104,445)
Net cash provided by *(used in)* financing activities	59,969,963	(104,986,236)
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Proceeds from sales of property, plant and equipment	26,884,247	7,472,113
Proceeds from sales of other investments	772,686,466	459,393,387
Collection of notes payable to related companies	–	1,222,809
Collection of other loans to related companies	813,335	–
Other investment income	127,164	549,193
Additions to property, plant and equipment	(22,615,896)	(27,486,611)
Long-term investments	(15,962,133)	(47,601,813)
Investments in marketable securities	(945,440,674)	(379,670,567)
Other loans to related companies	813,034	(1,172,982)
Other investment expenses	14,735	–
Net cash *(used in)* provided by financing activities	(182,679,722)	12,705,529
Net *(decrease)* increase in cash and cash equivalents	(33,161,523)	3,105,120
Effect of inflation on cash and cash equivalents	(9,622,589)	(786,109)
Net *(decrease)* increase in cash and cash equivalents	(42,784,112)	2,319,011
Cash and cash equivalents at beginning of year	100,509,260	96,554,424
Cash and cash equivalents at end of year	57,725,148	98,873,435

The accompanying Notes 1 to 31 are an integral part of these consolidated financial statements.

Reconciliation of net income to net cash flows provided by operating activities

	For the years ended December 31,	
	2001	2000
	ThCh$	ThCh$
NET INCOME	33,066,958	32,477,257
Sales of assets:		
(Gain) loss on sale of property, plant and equipment	(4,001,920)	144,042
Gain on sale of other assets	(1,818)	(102,158)
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH		
Depreciation	40,706,602	41,779,491
Amortization of intangibles and other long-term assets	4,430,520	2,329,138
Write-offs and provisions	9,851,546	10,910,267
Equity in earnings of equity investments	(29,373)	(92,320)
Equity in losses of equity investments	1,395,182	1,411,527
Amortization of goodwill	10,713,326	6,301,251
Net price-level restatements	9,497,577	8,456,045
Foreign exchange gains, net	(2,779,743)	(4,988,338)
Other credits to income that do not represent cash flows	(50,853,356)	(21,157,750)
Other charges to income that do not represent cash flows	37,606,943	9,652,093
CHANGES IN OPERATING ASSETS		
Decrease *(increase)* in trade accounts receivable	6,706,919	(3,039,183)
Decrease in inventories	7,524,089	655,218
(Increase) decrease in other assets	(9,809,406)	1,974,883
CHANGES IN OPERATING LIABILITIES		
(Decrease) increase in accounts payable related to operating income	(1,964,195)	3,241,403
(Decrease) increase in interest payable	(4,804,940)	685,555
Net increase in income taxes payable	2,678,074	486,392
(Decrease) increase in other accounts payable related to non-operating income	(2,533,130)	247,799
Net increase in Valued Added Tax and other taxes payable	2,127,166	3,940,713
Minority interest	21,215	72,502
Net cash provided by operating activities	89,548,236	95,385,827

The accompanying Notes 1 to 31 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. *("Andina" and together with its controlled subsidiaries, the "Company")* was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies *(the SVS)*.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2001 and are compared to the same period in 2000.

b) General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

In compliance with Circulars 79 and 81 issued by the SVS on January 19 and 22, 2002, respectively, the Company has recorded a loss of ThCh$ 4,933,983 resulting from the application of the exchange rate, equivalent to 1.7 Argentine pesos per US dollar, upon translation of the financial statements of its subsidiaries in Argentina at December 31, 2001, in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants.

The Company communicated this loss to the SVS by letter dated February 8, 2002.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.1% and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

Company name	December 31, 2001 %	December 31, 2000 %
Andina Bottling Investments S.A.	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	99.99
Andina Bottling Investments Dos S.A.	99.99	–
Complejo Industrial Pet S.A.	99.99	99.99
Embotelladora del Atlántico S.A.	99.99	99.99
Envases Multipack S.A.	99.99	99.99
Rio de Janeiro Refrescos Ltda.	99.99	99.99
Servicios Multivending Ltda.	99.99	99.99
The Sterling Pacific Corp S.A.	99.99	99.99
Transportes Andina Refrescos Ltda.	99.99	99.99
Vital S.A.	99.99	99.99

Other information

1. On April 1, 2000 the Company terminated the joint venture with Continental Pet Technology, which resulted in the division of Solução Pet Ltda., which became 100% owned by Andina Bottling Investment S.A..
2. In October 2000, the subsidiaries in Brazil controlled by the operating subsidiary, Rio de Janeiro Refrescos Ltda. "RJR", were transferred and merged, resulting in the absorption of the companies Solução Pet Ltda. and Transportes Landa Rio Ltda. Subsequently, RJR merged with Brazilian Copa Participações Ltda., with RJR being the surviving company.
3. As outlined in Note 14, in March 2000 a subsidiary of RJR purchased through a share exchange a new franchise for the sale of carbonated drinks, beer and mineral water throughout the northern territory of the state of Rio de Janeiro, Estado de Espirito Santo, and the southern part of the state of Minas Gerais held by Nitvitgov Refrigerantes S.A. for a total of US$ 75 million. Subsequently, on May 23, 2000, the Shareholders' Meeting authorized RJR to incorporate Nitvitgov Refrigerantes S.A., which in addition owned 25% of Centralli Refrigerantes S.A.
   The franchise authorizes the production, sale and distribution of products under The Coca-Cola Company trademark in the aforementioned mentioned territories which have a population of 8.8 million inhabitants, representing a 70% increase in the volume of Brazilian operations.
4. On November 22, 2001, Sociedad Andina Bottling Investments Dos S.A. was incorporated with capital of US$ 100 million, which shall be paid up within a maximum period of three years from the incorporation date.

>>

e) Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 3.1% for the period December 1, 2000 to November 30, 2001, *(4.7% for the same period in 2000).*

f) Currency translation

Balances in foreign currency are considered as monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to the CPI changes or the agreed rate. Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

		2001 Ch$	2000 Ch$
Unidades de Fomento	(UF)	16,262.66	15,769.92
United States dollars	(US$)	654.79	573.65
Argentine pesos	(A$)	385.17	573.65
Brazilian Real	(R$)	282.19	293.37

g) Marketable securities

Marketable securities includes investments in mutual funds, valued at the redemption value at year end.

h) Inventories

Inventories are stated at purchase and/or production cost, adjusted for price-level restatements, and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a genera provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost. The technical reappraisal of property, plant and equipment, authorized by the SVS at December 31, 1979, is shown at restated value under the caption *"Technical reappraisal of property, plant and equipment".* Fixed assets for disposal are valued at the lower of the net realizable value and book value. Potential disposal losses are reflected in the consolidated statement of income under Other non-operating expenses.

k) Depreciation

Depreciation of property, plant and equipment is calculated using the restated cost of assets and the straight-line method based on their remaining useful lives.

l) Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in other property, plant and equipment. Broken or damaged containers at plants and warehouses are written-off and charged against income during the year.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States *("US")* dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n) Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

▷▷

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES *(continuation)*

o) Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p) Transactions under resale agreements

Purchases of securities under resale agreements are recorded at cost. Applicable interest is recorded as financial income using the straight-line method on an accrual basis.

q) Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

r) Income taxes and deferred income taxes

The companies have recorded tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the current tax rate and the estimated date of reversal, in conformity with Technical Bulletin N° 60 issued by the Chilean Institute of Accountants. Previously unrecorded deferred income taxes at January 1, 2000 are recognized in income as the temporary differences reverse.

s) Staff severance indemnities

The Company has set up a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0 % annual rate using the staff's length of service to their retirement date.

t) Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past six years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original document must be presented and the containers should be in good condition. Guarantees are not adjusted for price level restatements. This liability is presented in other long-term liabilities, considering that the number of new bottles in circulation in the market during the year is historically greater than the number of bottles returned by clients during the same period.

u) Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin N° 70 issued by the Chilean Institute of Accountants.

v) Derivative contracts

Derivative contracts include forward foreign currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are recorded as a credit to Other liabilities *(current or long-term)*, depending on whether the difference results in a loss or income, respectively.

Hedge contracts for expected transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

w) Computer software

Software currently in use correspond to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for computer system development and for the use of Company resources are charged to expense.

x) Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca Cola Company to its bottlers as its franchiser.

y) Consolidated statement of cash flows

The Company has defined investments in fixed-income mutual funds, time deposits with a maturity of less than 90 days, securities purchased under resale agreements with a maturity of less than 90 days, and indexed promissory notes from the Chilean Central Bank as cash and cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is more comprehensive than that used for the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year which could significantly affect the comparability of these financial statements.

NOTA 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of mutual funds totaling ThCh$ 25,574,151 and ThCh$ 15,727,118 at December 31, 2001 and 2000, respectively.

The composition of the balance at December 31, 2001 was as follows:

	ThCh$
Fondo Mutuo Banchile Crecimiento *(Chile)*	1,117,650
Fondo Mutuo Citicorp Cash *(Chile)*	467,342
Fondo Mutuo Leader	100,000
Citi Inst. Liquid Reserves Ltd. *(United States)*	21,940,222
Citi Inst. Liquid Fund. *(Dublin-Irland)*	470,583
Fondo Mutuo Corp Oportunidad *(Chile)*	600,550
Fondo Mutuo Santiago Extravalor *(Chile)*	665,609
Fondo Mutuo Liquidez 2000 Banchile *(Chile)*	212,195
Total	25,574,151

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

The portfolio of receivables, 95% corresponding to the drinks business and 5% to the container business, had a turnover equivalent to 7.22 times *(6.21 times in 2000)*. Details of receivables are as follows:

	Current								
	Up to 90 days		More than 90 days up to 1 year			Total Current *(net)*		Long term	
Caption	2001	2000	2001	2000	Subtotal	2001	2000	2001	2000
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	27,340,999	36,036,340	2,816,180	3,713,830	30,157,179	27,364,048	36,138,298	–	–
Allowance for doubtful accounts	–	–	–	–	2,793,131	–	–	–	–
Notes receivable	14,139,890	15,850,264	342,182	660,590	14,482,072	14,182,287	15,899,739	174,429	508,948
Allowance for doubtful accounts	–	–	–	–	299,785	–	–	–	–
Other receivables	14,617,364	3,095,572	2,044,743	3,905,300	16,662,107	16,402,676	6,194,703	971,177	390,687
Allowance for doubtful accounts	–	–	–	–	259,431	–	–	–	–
Total long-term receivables								1,145,606	899,635

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a) Notes and accounts receivable

Company	Short-term 2001 ThCh$	Short-term 2000 ThCh$	Long-term 2001 ThCh$	Long-term 2000 ThCh$
Inversiones Freire Ltda.	–	25,810	–	–
Cervejarias Kaiser S.A.	48,524	–	–	–
Coca Cola de Chile S.A.	–	–	55,713	26,415
Coca Cola Industrias Ltda.	720,643	–	–	–
Centralli Refrigerante S.A.	–	–	75,627	120,984
ECPG.Net.Inc.	10,886	–	–	–
Envases CMF S.A.	632,928	–	–	–
Total	1,412,981	25,810	131,340	147,399

b) Notes and accounts payable

Company	Short-term 2001 ThCh$	Short-term 2000 ThCh$	Long-term 2001 ThCh$	Long-term 2000 ThCh$
Coca Cola de Chile S.A.	2,756,520	3,684,497	–	–
Envases Central S.A.	709,577	247,010	–	–
Recofarma Industrias do Amazonas Ltda.	2,320,405	2,766,153	–	–
Cervejarias Kaiser S.A.	–	166,052	–	–
Coca Cola de Argentina S.A.	3,724,786	1,541,873	–	–
Coca Cola Industrial Ltda.	1,526,442	1,036,788	–	209,001
Cican S.A.	586,256	1,040,406	–	–
Centralli Refrigerante S.A.	218,399	181,827	–	–
Envases del Pacífico S.A.	18,236	199,972	–	–
Envases Italprint S.A.	273,368	382,258	–	–
Total	12,133,989	11,246,836	–	209,001



NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES *(continuation)*

c) Transactions with related companies were as follows:

			2001		2000	
				Effect on income		Effect on income
Company	Relation	Transaction	Amount	(Charge/credit)	Amount	(Charge/credit)
			ThCh$	ThCh$	ThCh$	ThCh$
Envases Central S.A.	Associate	Sales of raw materials and supplies	1,062,554	2,732	1,232,853	66,368
		Finished product purchases	8,371,814	–	8,650,982	–
		Loan issued	801,720	–	1,162,865	–
		Collection of loan	827,218	–	1,165,620	–
Coca Cola de Chile S.A.	Related company through shareholder	Concentrate purchases	36,651,974	–	32,854,419	–
		Advertising participation	285,322	(285,322)	2,796,964	(2,796,964)
		Water source rental	2,856,015	(2,856,015)	2,897,032	(2,897,032)
		Advertising sales	2,242,974	–	4,431,037	–
Envases del Pacífico S.A.	Director in common	Label purchases	301,160	–	–	–
Envases Italprint S.A.	Director in common	Raw material purchases	989,046	–	868,373	–
Cervejarias Kaiser S.A.	Associate	Finished product purchases	4,614,844	–	4,779,814	–
		Advertising and other expenses	1,668,374	1,668,374	–	–
Cican S.A.	Associate	Can purchases	5,773,353	–	6,784,494	–
		PET purchases	718,907	–	–	–
Coca Cola de Argentina S.A.	Associate	Concentrate purchases	13,698,844	–	19,266,972	–
		Advertising	–	–	115,564	(115,564)
Recofarma Industrias do Amazonas Ltda.	Associate	Concentrate purchases	25,081,921	–	–	–
Coca Cola Industrias Ltda.	Related company through shareholder	Concentrate purchases	–	–	18,761,623	–
		Advertising participation	2,261,936	2,261,936	–	–
		Promotional plans	11,026,464	11,026,464	–	–
Envases CMF S.A.	Associate	Container purchases	2,776,589	–	–	–
		Raw material purchases	5,680,382	–	–	–
		Services received	170,991	(170,991)	–	–
		Services received	264,591	39,329	–	–
Centralli Refrigerantes S.A.	Associate	Finished product purchases	2,638,416	–	–	–

NOTE 7 - INVENTORIES

Inventories at each year - end were as follows:

	2001			2000		
	Gross value	Obsolecence provision	Net	Gross value	Obsolecence provision	Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finished products	9,501,907	(170,153)	9,331,754	10,601,417	(276,316)	10,325,101
Products in progress	56,889	–	56,889	1,396,766	–	1,396,766
Raw materials	8,084,869	(148,175)	7,936,694	13,517,647	(297,164)	13,220,483
Total	17,643,665	(318,328)	17,325,337	25,515,830	(573,480)	24,942,350

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) General:

The Company has retained tax profits of ThCh$ 39,999,525 at year end with a 15% shareholder credit of Ch$5,999,929.

As described in Note 2, the balances of deferred income taxes and related complementary accounts have been adjusted to record the effect of rate changes introduced by the tax reform published in September 2001. This adjustment generated no significant effects on income for the year.

Short- term deferred income tax assets and liabilities and long- term deferred income tax assets and liabilities are presented on a net basis in the balance sheet.

b) Deferred income taxes at each year-end were as follows:

	2001				2000			
	Assets		Liabilities		Assets		Liabilities	
Timing differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long- term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	253,677	357,921	–	–	722,470	51,050	–	–
Vacation provision	155,811	–	–	–	147,783	–	–	–
Amortization of intangibles	–	101,677	–	–	–	108,981	–	–
Leased assets	–	–	–	–	–	–	–	–
Depreciation of property, plant and equipment	–	859,685	221,978	6,509,095	–	921,447	281,772	7,230,158
Severance indemnities	–	766,222	4,597	492,371	–	–	–	540,982
Other	458,532	–	7,884	129,170	91,915	687,757	126,454	–
Provision for assets written-off	–	2,389,930	–	–	504,083	1,874,289	–	–
Provision for labor and trade lawsuits	–	195,122	–	–	–	–	–	–
Deposits in guarantee	–	–	–	2,809,168	–	–	–	1,671,900
Tax loss carry-forwards	–	15,286,268	–	–	–	5,215,397	–	–
Complementary accounts, net of amortization	(130,123)	(5,631,558)	–	(5,851,538)	(183,171)	(5,550,372)	–	(6,772,873)
Valuation allowance	–	(11,683,853)	–	–	–	–	–	–
Total	737,897	2,641,414	234,459	4,088,266	1,283,080	3,308,549	408,226	2,670,167

▷▷

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES *(continuation)*

c) Income tax expense for each year was as follows:

	2001 ThCh$	2000 ThCh$
Current tax expense	(3,903,459)	(6,092,646)
Prior year tax expense	(740,812)	(41,944)
Deferred income tax expense	10,176,676	3,188,002
Benefit from tax losses	–	1,162,472
Amortization of deferred income tax asset and liability complementary accounts	(949,473)	126,928
Change in valuation allowance	(11,683,853)	–
Other charges or credits	(110,186)	(215,215)
Total income tax expense	(7,211,107)	(1,872,403)

NOTE 9 - OTHER CURRENT ASSETS

Other current assets at each year-end were as follows:

	2001 ThCh$	2000 ThCh$
Supplies	2,404,680	3,663,608
Bond placement expenses and par- value differences	384,448	204,530
Advertising contracts	293,071	483,652
Securities purchased under resale agreements (*)	1,596,065	1,155,968
Other	682,309	449,952
Total	5,360,573	5,957,710

(*) The securities purchased under resale agreements at December 31, 2001 were as follows:

Code	Date of Issue	Date of Expiration	Counterparty	Currency	Subscription value	Monthly rate	Final value ThCh$	Instruments	Market value ThCh$
Resale agreement	12-28-2001	01-02-2002	Salomon Smith B.	Chilean pesos	505,496	0.20%	505,664	Cero Bco. Central	505,597
Resale agreement	12-28-2001	01-02-2002	Salomon Smith B.	Chilean pesos	1,190,000	0.43%	1,090,781	DPF Citi-Cero B.Central	1,090,468
									1.596.065

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories from likely losses. These assets are distributed as follows:

Chile : Santiago, Renca, Rancagua, and San Antonio
Argentina : Buenos Aires, Mendoza, Córdoba, and Rosario
Brazil : Río de Janeiro, Niteroi, Vitoria, Espirito Santo, and Mina Gerais

a) Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2001			Balances at December 31, 2000		
	Assets ThCh$	Accumulated depreciation ThCh$	Net fixed assets ThCh$	Assets ThCh$	Accumulated depreciation ThCh$	Net property, plant and equipment ThCh$
Land	15,496,623	–	15,496,623	14,822,116	–	14,822,116
Buildings and improvements	96,931,734	(28,262,425)	68,669,309	91,670,912	(25,619,765)	66,051,147
Machinery and equipment	232,401,564	(135,749,771)	96,651,793	258,799,186	(130,643,568)	128,155,618
Other property, plant and equipment	171,308,460	(136,027,984)	35,280,476	154,821,823	(115,536,188)	39,285,635
Technical reappraisal of property, plant and equipment	1,823,156	(510,823)	1,312,333	1,823,156	(502,295)	1,320,861
Total	517,961,537	(300,551,003)	217,410,534	521,937,193	(272,301,816)	249,635,377

b) Other property, plant and equipment at each year-end are as follows:

	2001 ThCh$	2000 ThCh$
Furniture and tools	25,503,436	26,079,307
Refrigerating equipment, promotional items, and other minor assets	38,643,325	33,904,262
Containers	93,169,224	82,785,139
Other	13,992,475	12,053,115
Total other property, plant and equipment	171,308,460	154,821,823

c) Technical reappraisal of property, plant and equipment at each year-end was as follows:

	Balances at December 31, 2001			Balances at December 31, 2000		
	Assets ThCh$	Accumulated depreciation ThCh$	Net property, plant and equipment ThCh$	Assets ThCh$	Accumulated depreciation ThCh$	Net property, plant and equipment ThCh$
Land	1,218,566	–	1,218,566	1,218,566	–	1,218,566
Buildings and improvements	168,963	(99,074)	69,889	168,963	(95,109)	73,854
Machinery and equipment	435,627	(411,749)	23,878	435,627	(407,186)	28,441
Total	1,823,156	(510,823)	1,312,333	1,823,156	(502,295)	1,320,861

d) Depreciation for the year amounts to ThCh$ 40,706,602 in 2001 *(ThCh$ 41,779,491 in 2000)*. The total depreciation charge is recorded under operating income.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

Company	Country	Investment control currency	Number of shares	Ownership interest 2001	Ownership interest 2000	Accrued income 2001	Accrued income 2000	Participation in net income (loss) 2001	Participation in net income (loss) 2000	Unrealized loss 2001	Unrealized loss 2000	Book value of investment 2001	Book value of investment 2000
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ThCh$													
Envases CMF S.A.	Chile	Chilean pesos	28,000	50.00	–	29,373	–	14,310,150	–	(1,328,855)	–	12,981,295	–
Cican S.A.	Argentina	US dollars	3,040	15.20	15.20	(298,648)	92,320	2,728,939	2,734,640	–	–	2,728,939	2,734,640
Kaik Participações Ltda.	Brazil	US dollars	16,098,919	11.31	11.31	(489,572)	(835,753)	1,461,808	2,144,532	–	–	1,461,808	2,144,532
Envases Central S.A.	Chile	Chilean pesos	1,499,399	48.00	48.00	(384,414)	(182,627)	1,432,438	1,823,635	(199,483)	(199,483)	1,232,955	1,624,152
Agromax S.A.	Argentina	US dollars	316,000	48.62	48.62	(13,783)	–	–	499,890	–	–	–	499,890
Centralli Refrigerantes S.A.	Brazil	US dollars	3,005	25.00	25.00	(208,765)	(328,679)	–	59,614	–	–	–	59,614
Ruscor Refrigerantes S.A.	Brazil	US dollars	–	–	50.00	–	(64,468)	–	–	–	–	–	–
Total								19,933,335	7,262,311	(1,528,338)	(199,483)	18,404,997	7,062,828

Changes during the period were as follows:

a) On June 29, 2001, Embotelladora Andina S.A. and Cristalerías de Chile S.A. entered into a number of contracts establishing a partnership or joint venture for the PET plastic container business in which these companies were involved through their respective subsidiaries Envases Multipack S.A. and Crowpla Reicolite S.A.

This partnership was undertaken by the Company through the incorporation of its subsidiary, Andina Inversiones Societarias S.A., as shareholder of 50% of shares of Crowpla Reicolite S.A. The remaining 50 % of these shares are owned by Cristalerías. In addition, Crowpla purchased the necessary assets from Multipack to develop this partnership.

On October 16, 2001, at the General Extraordinary Shareholders Meeting of Crowpla the shareholders agreed to change the Company's name to "ENVASES CMF S.A.". As a result of the previously described asset purchase, an unrealized gain of ThCh$1,328,855 was generated, which will be recorded over the remaining useful life of property, plant and equipment sold to CMF S.A.

b) As discussed in Note 2 above, on February 29, 2000, RJR made a 50% contribution to the incorporation of Ruscor Refrigerantes S.A., which owned 100% of the shares of Nitvitgov Refrigerantes S.A.

In addition, on March 30, 2000, the Company exchanged its 50% of the shares of Ruscor Refrigerantes S.A. for all of the shares in Nitvitgov Refrigerantes S.A., as a result of which RJR took control of the latter company. In addition, Nitvitgov Refrigerantes S.A. has a 25% holding in Centralli Refrigerante S.A.

c) Agromax S.A. and Centralli Refrigerante S.A. had negative equity.

No liabilities have been designated as hedges of foreign investments.

There is no income likely to be remitted by the foreign subsidiaries, except for the Uruguayan company, The Sterling Pacific Corp, which has unremitted earnings of US$26 million.

NOTE 12 - GOODWILL AND NEGATIVE GOODWILL

Goodwill at each year-end and the amortization during each year were as follows:

	Amortization during the year		Goodwill balance	
	2001	2000	2001	2000
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	3,871,374	2,910,500	61,105,316	58,857,706
Complejo Industrial PET S.A.	1,702,748	96,678	–	1,538,835
Embotelladora del Atlántico S.A.	3,430,475	3,098,545	48,937,918	47,301,277
Vital S.A.	–	195,528	1,221,015	1,032,068
Envases CMF S.A.	1,708,729	–	–	–
Total	10,713,326	6,301,251	111,264,249	108,729,886

The significant changes during each period were as follows:

1. In 2001, the total balance of Goodwill generated from the purchase of Complejo Industrial Pet S.A. was charged to income.
2. As outlined in Note 14, the investment in Envases CMF S.A. generated goodwill which was fully amortized, considering the income generated by Envases Multipack S.A. from the sale of property, plant and equipment to the former company.
3. In 2000, the subsidiary Andina Inversiones Societarias S.A. purchased Sociedad Inversiones Libertador Bernardo O'Higgins, generating goodwill as shown above in the line Vital S.A. In December 2000, Inversiones Libertador Bernardo O'Higgins merged with Vital S.A. and changed its name to Vital S.A.
4. Goodwill generated from the purchase of Nitvitgov Refrigerantes S.A., amounting to ThCh$ 40,792,919, is included above in the line Rio de Janeiro Refrescos Ltda.



NOTE 13 - OTHER ASSETS

Other assets at each year-end were as follows:

	2001 ThCh$	2000 ThCh$
Prepaid expenses	2,377,889	3,040,927
Deferred expenses and par- value difference–bonds	4,362,857	3,497,329
Time deposit–Deutsche Bank AG.	53,935,238	–
Bonds:		
Endesa	16,864,519	12,191,819
Compañía Manufacturera de Papeles y Cartones S.A.	6,859,099	–
Compañía de Teléfonos de Chile	14,725,308	–
Celulosa Arauco Constitución	16,596,915	–
Chilgener S.A.	16,248,970	–
Banco Santiago S.A.	9,668,491	–
Enersis S.A.	10,085,690	–
Bundes Bank	9,275,668	–
Banco Sudamericano	3,469,427	–
Petróleos Mexicanos	7,182,366	–
Teléfonos de México S.A.	3,568,189	–
Cemex S.A.	4,199,679	–
Bono soberano Argentina	667,886	–
Empresa Eléctrica Pehuenche S.A.	6,730,847	–
Non-operating fixed assets	1,507,841	2,402,573
Other (1)	2,914,203	6,744,852
Total	191,241,082	27,877,500

(1) Other includes guarantees receivable, amounting to ThCh$ 834,857 (ThCh$ 3,105,024 in 2000) related to the contingent liability of the subsidiary RJR, which is presented in Other long-term liabilities. These guarantees were received by Andina upon the purchase of the subsidiary from the former owners (CONFAB Group). Additionally, as described in Note 28, Andina received additional guarantees to cover contingencies that originated prior to its purchase of RJR.

NOTE 14 - SHORT-TERM BANK LIABILITIES

a) Short- term bank liabilities were as follows:

Bank	Currency or indexation adjustment									
	US dollars		Other foreign currencies		UF		Non-Indexed Ch$		Total	
	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term										
Citibank	–	–	–	2,036,473	–	–	–	–	–	2,036,473
BBV Gran Cayman	–	4,973,303	–	–	–	–	–	–	–	4,973,303
Banco Santander	–	–	–	–	–	5,965,777	–	–	–	5,965,777
Banco Chile	–	–	–	–	–	–	3,588,736	–	3,588,736	–
Banco Galicia	–	–	–	1,918,582	–	–	–	–	–	1,918,582
Banco Deutsche	10,451,968	–	–	–	–	–	–	–	10,451,968	–
Other	–	–	–	–	–	–	–	–	–	–
Total	10,451,968	4,973,303	–	3,955,055	–	5,965,777	3,588,736	–	14,040,704	14,894,135
Principal due	10,422,394	4,731,465	–	3,877,608	–	5,955,203	3,570,000	–	13,992,394	14,564,276
Weighted average annual interest rate	3.00%	7.83%		15.03%		5.36%	6.72%			

b) Long-term bank liabilities

	Currency or indexation adjustment					
	US dollars		Other foreign currencies		Total	
	12-31-01	12-31-00	12-31-01	12-31-00	12-31-01	12-31-00
Banco Citibank	–	–	2.293.015	–	2.293.015	–
Banco Bradesco	–	–	874.467	909.822	874.467	909.822
Itaú *(Brasil)*	–	–	417.688	460.069	417.688	460.069
Banco Boston	–	–	2.298.067	–	2.298.067	–
Artesia Banking Corp.	1.306.660	–	–	–	1.306.660	–
Total	1.306.660	–	5.883.237	1.369.891	7.189.897	1.369.891
Principal due	52.383.200	–	6.947.413	1.588.077	59.330.613	1.588.077
Weighted average annual interest rate	6,51%	–	18,88%	15,14%		

NOTE 15 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

Bank	Currency	Years to maturity: More than 1 up to 2	Years to maturity: More than 2 up to 3	Years to maturity: More than 3 up to 5	Current year-end: Total long-term at year end	Current year-end: Average annual interest rate	Prior year-end: Total long-term at year end
		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Banco Bradesco	Other currencies	450,986	202,202	–	653,188	(*) TJLP+ 3.04%	1,588,077
Banco Itau	Other currencies	–	–	1,557,942	1,557,942	(*) TJLP+3.40%	1,704,190
Banco Boston	Other currencies	–	–	727,891	727,891	(*) TJLP+3.30%	–
Banco Scholle	US dollars	11,187	–	–	11,187	US$+3.30%	10,104
Artesia Banking Corp	US dollars	–	–	52,383,200	52,383,200	6.51%	–
Total		462,173	202,202	54,669,033	55,333,408		3,302,371

(*) Long term rate defined by the Brazilian Central Bank

NOTE 16 - LONG AND SHORT-TERM BONDS PAYABLE *(PROMISSORY NOTES AND BONDS)*

Bonds Payable

Details of bonds payable are as follows:

Instrument subcription or identification number	Series	Nominal value	Currency	Interest rate	Maturity date	Interest paid	Amortization period	Par value 2001	Par value 2000	Placement in Chile or abroad
								ThCh$	ThCh$	
Current portion of bonds payable										
Interest	–	–	–	–	04-01-2002	–	–	598,530	2,914,379	Foreign
Interest	–	–	–	–	06-30-2002	–	–	593,909	–	Chile
Total current maturities								1,192,439	2,914,379	
Long-term portion of bonds payable										
Yankee bonds	A	36,626,000	US$	7%	10-01-2007	Half-yearly	10 years	23,982,338	88,714,973	Foreign
Yankee bonds	B	4,000,000	US$	7.625%	10-01-2027	Half-yearly	30 year	2,619,160	47,314,652	Foreign
Yankee bonds	C	10,000,000	US$	7.875%	10-01-2097	Half-yearly	100 year	6,547,900	23,361,609	Foreign
Register 254 SVS 06/13/01	A	3,300,000	UF	6.200%	06-01-2008	Half-yearly	Dec. 2003	53,666,778	–	Chile
Register 254 SVS 06/13/01	B	3,700,000	UF	6.500%	06-01-2026	Half-yearly	Dec. 2009	60,171,842	–	Chile
Total long-term								146,988,018	159,391,234	

NOTE 16 - LONG-AND SHORT-TERM BONDS PAYABLE *(PROMISSORY NOTES AND BONDS)* *(continuation)*

The risk ratings the bonds were as follows:

Bonds issued in the us market

BaaL : Rating according to Moody's
A- : Rating according to Fitch Ibca Inc.
BBB+ : Rating according to Standard & Poor's

Bonds issued in the local market

AA- : Rating according to Fitch Chile
AA : Rating according to Feller & Rate

On July 12, 2001 Bonds totaling UF 7,000,000 were placed in the local market as follows:
SERIES A UF 3,300,000 Interest 6.2%
SERIES B UF 3,700,000 Interest 6.5%

Bond repurchase:

In 2001, the indirect subsidiary of Andina, The Sterling Pacific Corp S.A., repurchased bonds, originally issued in the US markets by the Company, amounting to US$218.9 million *(US$80.5 million in 2000)*. These bonds are presented as a reduction of the long-term liability for Bonds payable.

As a result of the favourable difference of bond purchase rates, a net non-operating income was generated of ThCh$3,658,988 *(ThCh$ 8,168,538 in 2000)*, net of the proportion at bond issuance expenses, amounting to ThCh$3,824,215 *(ThCh$2,061,999 in 2000)*.

NOTE 17 - PROVISIONS

Provisions at each year-end were as follows:

	Short-term		Long-term	
	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$
Accrued liabilities	8,380,711	8,306,944	1,949,946	2,585,059
Vacation provision	2,152,330	2,538,132	–	–
Staff severance indemnities	402,126	436,376	2,185,765	1,648,109
Advertising	1,031,910	963,685	–	–
Bank interest *(Brazil)*	–	–	2,072,534	1,096,979
Total	11,967,077	12,245,137	6,208,245	5,330,147

NOTE 18 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

	2001 ThCh$	2000 ThCh$
Beginning balance	2,021,810	1,992,667
Provision for the period	792,636	552,956
Payments	(226,555)	(461,138)
Ending balance	2,587,891	2,084,485

NOTE 19 - MINORITY INTEREST

	2001 ThCh$	2000 ThCh$
Liabilities included in consolidated balance sheets		
Andina Inversiones Societarias S.A.	45,577	18,736
Proportionate share included in consolidated statements of income		
Andina Inversiones Societarias S.A.	(21,215)	(2,661)
Solução Pet Ltda.	–	(69,841)
	(21,215)	(72,502)

NOTE 20 - CHANGES IN SHAREHOLDERS' EQUITY

a) Movements in shareholders' equity were as follows:

	2001					2000				
	Paid-in capital	Other reserves (1)	Retained earnings from prior years	Interim dividends	Net income *(loss)* for the year	Paid-in capital	Other reserves	Retained earnings	Interim dividends	Net income *(loss)* for the year
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	173,762,425	38,132,910	147,414,347	(11,640,959)	31,500,734	165,962,202	28,957,335	181,358,644	(11,560,491)	27,193,812
Distribution of prior-year income	–	–	19,859,775	11,640,959	(31,500,734)	–	–	15,633,321	11,560,491	(27,193,812)
Final dividend for the prior-year	–	–	(3,831,784)	–	–	–	–	(13,570,901)	–	–
Cumulative translation adjustment	–	6,937,391	–	–	–	–	7,814,581	–	–	–
Extraordinary dividend charged to retained earnings	–	–	(42,309,278)	–	–	–	–	(43,905,855)	–	–
Price-level restatement	5,386,635	1,182,120	4,078,111	(91,963)	–	7,800,223	1,360,994	7,899,138	(145,607)	–
Income for the year	–	–	–	–	33,066,958	–	–	–	–	31,500,734
Interim dividends	–	–	–	(11,495,351)	–	–	–	–	(11,495,352)	–
Ending balance	179,149,060	46,252,421	125,211,171	(11,587,314)	33,066,958	173,762,425	38,132,910	147,414,347	(11,640,959)	31,500,734
Restated Balances						179,149,060	39,315,030	151,984,192	(12,001,829)	32,477,257

▷▷

NOTE 20 - CHANGES IN SHAREHOLDERS' EQUITY *(continuation)*

(1) Other reserves

Other reserves at each year-end were as follows:

	2001 ThCh$	2000 ThCh$
Reserve for cumulative translation adjustments (*)	45,357,787	38,420,396
Reserve for technical reappraisal of property, plant and equipment	159,322	159,322
Other reserves	735,312	735,312
Total	46,252,421	39,315,030

(*) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular 5,294 from the SVS. The activity in the Reserve for cumulative translation adjustments was as follows:

Subsidiary	Balance January 1,2001 ThCh$	Foreign exchange gains generated during the year Investment ThCh$	Release/ transfer of Reserve ThCh$	Balance December 31, 2001 ThCh$
Rio de Janeiro Refrescos Ltda.	16,865,598	10,813,426	–	27,679,024
Embotelladora del Atlántico S. A.	14,660,379	14,464,402	(17,041,037)	12,083,744
Complejo Industrial Pet S. A.	6,894,419	5,380,972	(6,680,372)	5,595,019
Total	38,420,396	30,658,800	(23,721,409)	45,357,787

The reduction in the reserve amounting to ThCh$ 23,721,409 results from capital decreases in Embotelladora del Atlántico S.A. for US$ 100.0 million and in Complejo Industrial Pet S.A. for US$ 30.0 million .

Dividends paid in 2001 were as follows:

Dividend	Payment month	Dividend type	Dividend per share Series A	Dividend per share Series B
124	January	Interim	4.80	5.28
125	April	Final	4.80	5.28
126	July	Final	53.00	58.30
127	July	Interim	4.80	5.28
128	October	Interim	4.80	5.28

Dividends paid in 2000 were as follows:

Dividend	Payment month	Dividend type	Dividend per share Series A	Dividend per share Series B
118	January	Interim	4.80	5.28
119	April	Final	4.80	5.28
120	May	Final	12.22	13.42
121	July	Final	55.00	60.50
122	July	Interim	4.80	5.28
123	October	Interim	4.80	5.28

▷▷

NOTE 20 - CHANGES IN SHAREHOLDERS' EQUITY *(continuation)*

Approved interim dividend to be paid in 2002 were as follows:

Dividend	Payment month	Dividend type	Dividend per share Series A	Dividend per share Series B
129	January	Interim	4.80	5.28

NOTE 21 - OTHER NON-OPERATING INCOME AND EXPENSES

	2001 ThCh$	2000 ThCh$
Other non-operating income during each year was as follows:		
Gain on sale of property, plant and equipment to Envases CMF S.A.	5,779,626	–
Gain on sale of shares	–	981,805
Gain of dissolution of container business in Brazil	–	562,979
Realization of reserve for translation adjustment (*)	23,723,781	–
Other	630,697	708,452
Total	30,134,104	2,253,236

(*) See Note Changes in shareholders' equity for more information.

	2001 ThCh$	2000 ThCh$
Other non-operating expenses during each year were as follows:		
Non-operating assets written off	(539,657)	(2,046,111)
Loss on sale of property, plant and equipment	(1,777,706)	(144,042)
Property, plant and equipment obsolescence and write-offs (1)	(9,841,758)	(8,272,754)
Staff severance indemnities (2)	(1,359,220)	(4,868,900)
Litigation	(708,461)	–
Financial statement translation (3)	(10,036,107)	428,424
Liquidation of container business	(328,585)	–
Non-operating asset expenses	(218,685)	(93,083)
Other	(1,343,316)	(2,406,583)
Total	(26,153,495)	(17,403,049)

(1) These provisions reflect potential losses from Property, plant and equipment that are not or will not be in use due to restructuring.

(2) Correspond to losses originated from internal reorganization in the Parent Company and subsidiaries.

(3) Corresponds to translation into United States dollars of assets and liabilities in Argentine pesos and Brazilian reales of the subsidiaries in Argentina and Brazil using the method outlined under Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.

NOTE 22 - PRICE-LEVEL RESTATEMENT

The composition of price-level restatement for each year is as follows:

	Index	2001 ThCh$	2000 ThCh$
Assets - *(charges)*/credits			
Inventories	CPI	148,554	282,126
Property, plant and equipment	CPI	2,736,742	4,234,560
Investments in related companies	CPI	5,734,069	9,863,387
Other non-monetary assets	UF	472,371	317,536
Other non-monetary assets	CPI	1,298,786	753,841
Price-level restatement of expenses	CPI	3,086,639	3,025,609
Total *(charges)*/credits		13,477,161	18,477,059
Liabilities - *(charges)*/credits			
Shareholders' equity	CPI	(10,554,903)	(17,439,105)
Short-term liabilities	UF	(1,967,997)	(199,631)
Short-term liabilities	CPI	(558,445)	67,290
Long-term liabilities	CPI	(137,493)	(325,300)
Non-monetary liabilities	UF	(5,721,084)	(4,662,841)
Price-level restatement of income	CPI	(4,034,816)	(4,373,517)
Total *(charges)* credits		(22,974,738)	(26,933,104)
Price-level restatement loss		(9,497,577)	(8,456,045)



NOTE 23 - FOREIGN EXCHANGE GAINS/LOSSES

Caption	Currency	2001	2000
		ThCh$	ThCh$
Assets - *(charges)*/credits			
Cash	US$	186,330	16,871
Time deposits	US$	5,372,150	6,785,540
Marketable securities	US$	1,950,239	208,918
Trade accounts receivable	US$	8,552	–
Other receivables	US$	(477,664)	43
Notes and accounts receivable from related companies - short-term	US$	550,720	232,377
Inventories	US$	(65,757)	(24,856)
Other current assets	US$	549,459	810,276
Notes and accounts receivable from related companies - long-term	US$	6,085,169	3,616,453
Other	US$	3,627,066	3,340,621
Total *(charges)* credits		17,786,264	14,986,243
Liabilities - *(charges)* / credits			
Short-term bank liabilities	US$	–	(297,591)
Bonds payable	US$	(790,263)	16,887
Accounts payable	US$	(171,717)	(184,035)
Notes and accounts payable to related companies	US$	–	1,256,416
Provisions	US$	50,809	(406)
Bonds payable - long-term	US$	(14,095,350)	(10,765,773)
Notes and accounts payable to related companies	US$	–	(23,403)
Total *(charges)* credits		(15,006,521)	(9,997,905)
Foreign exchange gains, net		2,779,743	4,988,338

NOTE 24 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the period of the debt. Amortization is presented as a financial expense.

Bonds issued in the US market:

Issue expenses and discounts amounted to US$ 13.5 million. Disbursements for risk rating reports, legal advice, placement printing and fees are included as Issue expenses.
Amortization amounted to ThCh$ 4,140,595 in 2001 *(ThCh$ 2,061,999 in 2000)*. Additionally, as a result of the bond repurchase described in Note 22, amortization during the year increased by ThCh$ 3,824,215 *(ThCh$2,061,999 in 2000)*.

Bonds issued in the local market:

Bond issue expenses and discounts amounted to ThCh$1,682,539. Disbursements for risk rating reports, legal and financial advice, tax, placement printing and fees are included as issue expenses.
Amortization in 2001 amounted to ThCh$86,851.

NOTE 25 - CONSOLIDATED STATEMENT OF CASH FLOWS

Financing and investing activities not generating cash flows during each year, but which affect future cash flows, were as follows:

	2001 ThCh$	Maturity date	2000 ThCh$	Maturity date
Disbursements				
Yankee Bond interest	(8,512,270)	April 1, 2002	(7,688,631)	April 1, 2001
Yankee Bond interest	(8,512,270)	October 1, 2002	(7,688,631)	October 1, 2001
Dividend payments	(3,831,784)	January 30, 2002	(3,950,570)	January 23, 2001
Additions to property, plant and equipment	(3,988,645)	March 3, 2002	–	
Local bond interest	(593,909)	June 1, 2002	–	
Additions to property, plant and equipment	(59,045)	January 30, 2002	(3,808,421)	February 4, 2001
Additions to property, plant and equipment	(304,512)	March 28, 2002	–	
Total disbursements	(25,802,435)		(23,136,253)	
Receipts				
Sales of property, plant and equipent	28,814	February 4, 2002	59,797	February 4, 2001
Income taxes	1,496,421	May 31, 2002	1,859,482	October 31, 2001
Total income	1,525,235		1,919,279	
Total net	(24,277,200)		(21,216,974)	

NOTE 26 - DERIVATIVE CONTRACTS

Derivative contracts at December 31, 2001 were as follows:

				Contract description					Effect on			
					Position	Hedged item or transaction		Hedged	Assets/liabilities		Effect on unrealized	
Derivative	Contract	Value	Maturity Period	Specific item	Purchase/ Sale	Concept	Amount	item value	Caption	Amount		Income
FR	CCTE	16.558.000	1st quarter 2002	US$ exchange rate	C	Purchase Raw materials	6.417.283	16.235.596	Other assets/other current liabilities	17.117.848	–	(574.153)
FR	CCTE	18.558.615	2nd quarter 2002	US$ exchange rate	C	Purchase Raw materials	11.086.383	18.351.015	Other assets/other current liabilities	18.501.874	–	(1.417.069)
FR	CCTE	14.680.936	3rd quarter 2002	US$ exchange rate	C	Purchase Raw materials	6.021.980	14.326.151	Other assets/other current liabilities	14.349.237	–	(827.742)
FR	CCTE	8.444.837	4th quarter 2002	US$ exchange rate	C	Purchase Raw materials	8.444.827	8.444.827	Other assets/other current liabilities	8.470.533	–	(321.970)
FR	CCTE	2.627.017	1st quarter 2003	US$ exchange rate	C	Purchase Raw materials	2.627.017	2.627.017	Other assets/other current liabilities	2.636.967	–	(142.887)

NOTE 27 - CONTINGENCIES AND RESTRICTIONS

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or are not likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgement for a partial amount of ThCh$23,609, plus restatement and interest. The Company presented an appeal to Court of Appeal in San Miguel on July 3, 2001.

2) Complejo Industrial Pet S.A. is subject to labor and civil lawsuits for a maximum loss of ThUS$ 440.

3) Embotelladora del Atlántico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 1,513.

4) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$1,521.

5) Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and potential labor, trade or other lawsuits.

b. Other contingencies

Argentine economic condition

At December 31, 2001, assets in Argentina account for 23% of consolidated assets *(22% at December 31, 2000)*. In addition, investments in Argentina account for 17.8% of equity at December 31, 2001.

As is widely known, it is difficult to forecast the future developments of the Argentine economy and its consequences on the economic and financial position of Andina's subsidiaries in this country. Therefore, these financial statements do not include all the adjustments that could result from such adverse conditions, and consequently shall be read considering these circumstances.

From the point of view of the Company's management, the consequences of these uncertainties would not have a significant effect on the financial position of Embotelladora Andina S.A.

c. Restrictions

The bond issue and placement in the US market for US$350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the Total debt/shareholders' equity + minority interest ratio should be less than 1.20 times.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times Current consolidated liabilities that not guaranteed by the investee.

Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Región Metropolitana", as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective bottling contract or license, renewable from time to time.

Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

▷▷

NOTE 27 - CONTINGENCIES AND RESTRICTIONS *(continuation)*

d) Direct guarantees

Guarantees at December 31, 2001 were as follows:

	Debtor			Assets involved		Balances pending payment at year end		Year of expiration
Guarantee creditor	Name	Relation	Guarantee	Type	Book value	2001	2000	2002
					ThCh$	ThCh$	ThCh$	ThCh$
Uñiao Federal	Rio de Janeiro Refrescos	Subsidiary	Warehouse	Warehouse	45,827	77,743	–	–
Estado Río de Janeiro	Rio de Janeiro Refrescos	Subsidiary	Letter of credit	Letter of credit	–	1,140,803	–	–
Estado Río de Janeiro	Rio de Janeiro Refrescos	Subsidiary	Letter of credit	Letter of credit	–	235,486	–	–
Judicial Authority	Rio de Janeiro Refrescos	Subsidiary	Judicial deposit	Cash	3,624,256	–	2,029,382	–
Banco Galicia	Edasa	Subsidiary	Letter of credit	Industrial pledge	539,238	539,238	354,860	–
Banco Sudamericano	Embotelladora Andina S.A.	Parent Company	Performance bond	–	–	134,248	–	–
Banco Sudamericano	Embotelladora Andina S.A.	Parent Company	Performance bond	–	–	4,879	–	–

NOTE 28 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at December 31, 2001 were as follows:

Guarantor	Relation to Andina and subsidiary	Type of guarantee	Amount	Currency	Transaction
Loss, Juan Nelson	–	Mortgage	–	250,000	Argentine pesos Credit to distributors
Bachiecca, Rubén	–	Mortgage	–	62,000	Argentine pesos Credit to distributors
López, Nicanor	–	Mortgage	–	63,000	Argentine pesos Credit to distributors
Ismael Hermanos	–	Mortgage	–	60,000	Argentine pesos Credit to distributors
Dean Funes Refrescos	–	Mortgage	–	60,000	Argentine pesos Credit to distributors
López, Hnos.	–	Mortgage	–	60,000	Argentine pesos Credit to distributors
Van Derdonkt W. y Cia.	–	Pledge	–	80,000	Argentine pesos Credit to distributors
Restaurantes Prima Pasta S.A.	–	Policy	330.00	U.F.	Advertising contract
Gasin S.A.	–	Policy	746.30	U.F.	Advertising contract
Slappers Chile S.A.	–	Policy	624.00	U.F.	Advertising contract
Inmobiliaria Patricio Cornejo S.A.	–	Policy	3,600.00	U.F.	Advertising contract
Tavelli S.A.	–	Policy	750.00	U.F.	Advertising contract
Inmobiliaria Brutus Limitada	–	Policy	875.00	U.F.	Advertising contract
Soc.Administradora Plaza cent	–	Policy	3,076.00	U.F.	Advertising contract
Soc. de Restaurantes Tuestay	–	Policy	1,000.00	U.F.	Advertising contract
Gebo Producción	–	Policy	7,359.84	US$	Change in mechanical work
Unimicro S.A.	–	Policy	28,560.00	US$	Computer Project Contract
Conelse Ingeniería S.A.	–	Policy	102.00	U.F.	Electrical work contract
Clientes Diversos	–	Mortgage	756,000	R$	Credit to distributors
Distribuidores de Area	–	Mortgage	6,175,000	R$	Credit to distributors
Transportistas	–	Pledge	1,581,000	R$	Credit to transporters
CONFAB	–	Letter of credit	1,275,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
CONFAB	–	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Russel W. Coffin	–	Letter of credit	59,000,000	US$	Purchase of Nitvitgov Refrigerantes S.A.



NOTE 29 - LOCAL AND FOREIGN CURRENCY

a) Assets at each year-end were composed of local and foreign currencies as follows:

	Moneda	Monto	
		2001	2000
		ThCh$	ThCh$
Current Assets			
	United States dollars	486.754.939	453.396.761
	Non-indexed	144.851.098	151.563.142
	Argentine pesos	25.314.870	39.306.510
	Brazilian Reals	32.793.680	32.282.814
Total		689.714.587	676.549.227
Short-term Liabilities			
	Unidad de Fomento	593.909	7.839.793
	United States dollars	13.627.995	16.782.634
	Non-indexed	35.639.726	37.928.857
	Brazilian Reals	21.572.099	18.474.624
	Argentine pesos	27.280.349	22.937.673
Total		98.714.078	103.963.581
Long-term Liabilities			
	Unidad de Fomento	116.003.464	–
	United States dollars	52.520.152	159.547.403
	Non-indexed	39.547.734	7.349.211
	Brazilian Reals	7.795.368	9.890.122
	Argentine pesos	2.995.918	4.856.444
Total		218.862.636	181.643.200

NOTE 30 - PENALTIES

The Company is not subject to any penalties of any kind from the SVS or any other administrative authority.

NOTE 31 - POST-BALANCE SHEET EVENTS

On January 30, 2001, interim dividend number 129 was paid in the following amounts: Ch$ 4.80 per Series A share, and Ch$5.28 per Series B share. The dividends relate to income for the year 2001.

No other significant events have occurred between December 31, 2001 and the issuance date of these financial statements that could significantly affect their balances or interpretation.

AUGUSTO VEAS ROJAS
Controller

RENATO RAMÍREZ FERNÁNDEZ
General Manager

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

Santiago, February 15, 2002

To the Shareholders
Embotelladora Andina S.A.

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries *(the "Company")* at December 31, 2001 and 2000, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

At December 31, 2001 the Company has investments in Argentina that are affected by unstable situation currently faced by that country as described in Note 27.

Luis Enrique Alamos O.
RUT: 7.275.527-8

annual report 2001



Summarized Financial Statements



Embotelladora Andina S.A.

Summarized Financial Statements - Subsidiaries

as of December 31,

Company Name	Andina Bottling Invesments S.A. 2001 ThCh$	Andina Bottling Invesments S.A. 2000 ThCh$	Andina Bottling Invesments Dos S.A. 2001 ThCh$	Andina Bottling Invesments Dos S.A. 2000 ThCh$	Andina Inversiones Societarias S.A. 2001 ThCh$	Andina Inversiones Societarias S.A. 2000 ThCh$	Vital S.A. 2001 ThCh$	Vital S.A. 2000 ThCh$
BALANCE SHEET								
ASSETS								
Current Assets	212,002,417	19,212,720	6,553,026	–	1,843	663	16,991,228	15,429,022
Fixed Assets	(7,447,320)	1	–	–	–	1	11,244,637	12,141,043
Other Assets	199,303,470	351,006,385	100,828,805	–	62,541,442	20,151,028	–	–
Total Assets	403,858,567	370,219,106	107,381,831	–	62,543,285	20,151,692	28,235,865	27,570,065
LIABILITIES								
Current Liabilities	65,337,909	13,488,761	58,931,280	–	16,966,122	1,414,141	7,795,040	8,652,694
Long Term Liabilities	–	–	–	–	–	–	146,835	204,834
Minority Interest	–	–	–	–	–	–	–	–
SHAREHOLDERS' EQUITY								
Paid in Capital and Reserves	351,223,273	372,015,257	34,312,531	–	21,709,971	16,085,183	7,194,571	7,194,571
Accumulated Earnings (Losses)	(15,284,910)	(18,638,151)	–	–	2,652,366	(10,104)	11,517,966	8,546,076
Profit (Loss) for the Period	2,582,295	3,353,239	14,138,020	–	21,214,826	2,662,472	1,581,453	2,971,890
Interim Dividends	–	–	–	–	–	–	–	–
Total Liabilities and Shareholders' Equity	403,858,567	370,219,106	107,381,831	–	62,543,285	20,151,692	28,235,865	27,570,065
INCOME STATEMENT								
Net Sales	–	–	–	–	–	–	28,893,780	29,239,247
Cost of Sales	–	–	–	–	–	–	(23,726,831)	(24,070,838)
Gross Profit	–	–	–	–	–	–	5,166,949	5,168,409
Administrative and Selling Expenses	(167,078)	(58,969)	(180)	–	(13,511)	(11,131)	(2,576,048)	(2,611,640)
Operating Income	(167,078)	(58,969)	(180)	–	(13,511)	(11,131)	2,590,901	2,556,769
Non Operating Income	30,045,272	7,486,089	13,285,829	–	23,223,632	8,583,126	1,531,257	195,293
Non Operating Expenses	(22,708,857)	(4,168,804)	(419,029)	–	(1,866,702)	(5,921,104)	(1,396,780)	(193,033)
Price Level Restatement	(4,587,042)	120,939	1,271,400	–	(128,593)	11,581	(12,120)	(94,946)
Non Operating Results	2,749,373	3,438,224	14,138,200	–	21,228,337	2,673,603	122,357	(92,686)
Income Taxes	–	(26,016)	–	–	–	–	(1,131,805)	507,807
Minority Interest	–	–	–	–	–	–	–	–
Net Income	2,582,295	3,353,239	14,138,020	–	21,214,826	2,662,472	1,581,453	2,971,890
STATEMENTS OF CASH FLOW								
Cash flows from operating activities	2,394,756	178,956	–	–	(12,311)	4,677	3,791,988	6,514,357
Cash flows from financing activities	71,887,499	13,230,505	6,605,800	–	20,985,545	15,549,578	–	–
Cash flows from investment activities	(87,439,349)	165,458	–	–	(20,972,034)	(15,554,255)	(4,238,999)	(5,024,227)
Effect of inflation on cash and cash equivalents	(420,918)	(145)	(52,774)	–	–	–	(35,052)	(65,375)
Net increase in cash and cash equivalents	(13,578,012)	13,574,774	6,553,026	–	1,200	–	(482,063)	1,424,755
Cash and cash equivalents at beginning of year	13,578,012	3,238	–	–	2	2	2,038,256	613,501
Cash and cash equivalents at end of year	–	13,578,012	6,553,026	–	1,202	2	1,556,193	2,038,256

The complete financial statements of these subsidiaries are available to the public at the offices of Embotelladora Andina S.A. and at the Superintendencia de Valores S.A.

Summarized Financial Statements - Subsidiaries

as of December 31,

Company Name	Envases Multipack S.A. 2001	Envases Multipack S.A. 2000	The Sterling Pacific Corp. 2001	The Sterling Pacific Corp. 2000	Rio de Janeiro Refrescos Ltda. 2001	Rio de Janeiro Refrescos Ltda. 2000	Embotelladora del Atlántico S.A. 2001	Embotelladora del Atlántico S.A. 2000
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BALANCE SHEET								
ASSETS								
Current Assets	31,857,748	11,738,993	17,187,695	30,123,065	41,160,365	35,286,266	19,726,063	25,010,156
Fixed Assets	–	17,699,173	211,938	150,618	79,097,904	77,751,319	55,726,211	58,979,988
Other Assets	–	–	327,842,333	81,737,317	63,614,177	68,059,458	58,082,913	56,610,598
Total Assets	31,857,748	29,438,166	345,241,966	112,011,000	183,872,446	181,097,043	133,535,187	140,600,742
LIABILITIES								
Current Liabilities	2,756,087	4,163,585	278,559,018	11,845,512	26,326,583	27,521,831	30,932,598	26,619,228
Long Term Liabilities	8,121	185,657	–	–	56,717,058	53,814,645	57,068,294	6,079,240
Minority Interest	–	–	–	–	–	–	–	–
SHAREHOLDERS' EQUITY								
Paid in Capital and Reserves	5,913,087	5,913,087	20,430,392	85,909,392	104,683,241	88,972,838	63,341,569	122,418,019
Accumulated Earnings *(Losses)*	19,175,838	20,458,611	14,256,097	966,859	11,943,370	14,765,922	(16,070,737)	(13,503,409)
Profit (Loss) for the Period	4,004,615	(1,282,774)	31,978,459	13,289,237	(15,797,806)	(3,978,193)	(1,736,537)	(1,012,336)
Interim Dividends	–	–	–	–	–	–	–	–
Total Liabilities and Shareholders' Equity	31,857,748	29,438,166	345,223,966	112,011,000	183,872,446	181,097,043	133,535,187	140,600,742
INCOME STATEMENT								
Net Sales	8,578,778	16,788,480	–	–	140,809,250	129,527,509	135,677,904	120,752,738
Cost of Sales	(7,520,517)	(14,505,892)	–	–	(97,000,536)	(82,023,706)	(83,083,872)	(74,698,882)
Gross Profit	1,058,261	2,282,588	–	–	43,808,714	47,503,803	52,594,032	46,053,856
Administrative and Selling Expenses	(680,921)	(1,226,509)	(1,093,112)	(871,750)	(38,439,587)	(42,087,872)	(41,527,914)	(38,112,258)
Operating Incomel	377,340	1,056,079	(1,093,112)	(871,750)	5,369,127	5,415,931	11,066,118	7,941,598
Non Operating Income	7,662,625	193,762	32,136,433	8,468,435	3,958,788	9,960,832	7,347,603	2,273,111
Non Operating Expenses	(1,595,336)	(1,630,911)	(9,616,461)	(381,564)	(23,069,118)	(22,371,578)	(21,228,637)	(10,719,359)
Price Level Restatement	(443,521)	(497,845)	10,551,599	6,074,116	–	–	–	–
Non Operating Results	5,623,768	(1,934,994)	33,071,571	14,160,987	(19,110,330)	(12,410,746)	(13,881,034)	(8,446,248)
Income Taxes	(1,996,493)	(403,859)	–	–	(2,056,603)	3,016,624	1,078,379	(507,686)
Minority Interest	–	–	–	–	–	–	–	–
Net Income	4,004,615	(1,282,774)	31,978,459	13,289,237	(15,797,806)	(3,978,191)	(1,736,537)	(1,012,336)
STATEMENTS OF CASH FLOW								
Cash flows from operating activities	1,383,423	2,895,839	17,815,393	7,999,189	6,689,635	9,504,355	22,905,467	12,863,788
Cash flows from financing activities	–	(2,705)	212,838,022	49,004,360	1,731,190	1,702,144	(14,524,254)	(8,192,681)
Cash flows from investment activities	(864,382)	(2,186,876)	(221,068,753)	(54,011,417)	(5,521,476)	(56,630,261)	(1,699,169)	(9,025,041)
Effect of inflation on cash and cash equivalents	(14,838)	(17,755)	65,650	(88,460)	(5,102,498)	(3,082,919)	(3,175,212)	254,296
Net increase in cash and cash equivalents	504,203	688,503	9,650,312	2,903,672	(2,203,149)	(48,506,681)	3,506,832	(4,099,638)
Cash and cash equivalents at beginning of year	1,018,758	330,255	3,399,270	495,598	11,792,318	60,298,999	3,460,886	7,560,514
Cash and cash equivalents at end of year	1,522,961	1,018,758	13,049,582	3,399,270	9,589,169	11,792,318	6,967,718	3,460,876

The complete financial statements of these subsidiaries are available to the public at the offices of Embotelladora Andina S.A. and at the Superintendencia de Valores S.A.

Company Name	Complejo Industrial PET 2001 ThCh$	Complejo Industrial PET 2000 ThCh$	Servicios Multivending Ltda. 2001 ThCh$	Servicios Multivending Ltda. 2000 ThCh$	Transportes Andina Refrescos S.A. 2001 ThCh$	Transportes Andina Refrescos S.A. 2000 ThCh$
BALANCE SHEET						
ASSETS						
Current Assets	8,719,753	27,740,636	790,445	872,402	2,904,253	2,017,686
Fixed Assets	15,126,116	17,726,357	3,702,337	4,158,517	2,999,386	1,994,912
Other Assets	1,213,958	1,616,038	2,867	3,582	–	295,796
Total Assets	25,059,827	47,083,031	4,495,649	5,034,501	5,903,639	4,308,394
LIABILITIES						
Current Liabilities	4,063,055	6,639,904	874,497	1,584,879	3,168,639	1,545,371
Long Term Liabilities	–	–	517,124	737,731	389,116	311,925
Minority Interest	–	–	–	–	–	–
SHAREHOLDERS' EQUITY						
Paid in Capital and Reserves	30,656,812	45,433,483	653,630	653,630	618,677	618,677
Accumulated Earnings *(Losses)*	(5,524,945)	(3,986,060)	2,058,261	1,731,624	632,322	538,396
Profit *(Loss)* for the Period	(4,135,095)	(1,004,296)	392,137	326,637	1,094,885	1,293,925
Interim Dividends						
Total Liabilities and Shareholders' Equity	25,059,827	47,083,031	4,495,649	5,034,501	5,903,639	4,308,294
INCOME STATEMENT						
Net Sales	26,339,708	24,643,689	5,177,256	5,595,962	16,434,538	13,375,694
Cost of Sales	(24,732,795)	(22,837,765)	(3,031,166)	(3,547,539)	(12,061,955)	(10,929,815)
Gross Profit	1,606,913	1,805,924	2,146,090	2,048,423	4,372,583	2,445,879
Administrative and Selling Expenses	(1,510,466)	(2,009,887)	(1,636,060)	(1,627,277)	(3,000,956)	(888,374)
Operating Income	96,447	(203,963)	510,030	421,146	1,371,627	1,557,505
Non Operating Income	70,088	39,372	5,327	12,178	26,994	39,741
Non Operating Expenses	(4,129,820)	(826,692)	(81,127)	(90,387)	(15,877)	(40,827)
Price Level Restatement	–	–	40,085	2,265	(52,934)	(94,466)
Non Operating Results	(4,059,732)	(787,320)	(35,715)	(75,944)	(41,817)	(95,552)
Income Taxes	(171,810)	(13,013)	(82,178)	(18,565)	(234,925)	(168,028)
Minority Interest	–	–	–	–	–	–
Net Income	(4,135,095)	(1,004,296)	392,137	326,637	1,094,885	1,293,925
STATEMENTS OF CASH FLOW						
Cash flows from operating activities	4,088,746	7,685,218	587,493	632,122	1,133,672	2,253,899
Cash flows from financing activities	(43,843)	44,564	–	–	(1,267,124)	(1,486,174)
Cash flows from investment activities	(3,966,241)	(8,879,337)	(442,606)	(737,987)	129,703	(775,260)
Effect of inflation on cash and cash equivalents	–	39,076	(2,962)	(7,143)	(200)	(361)
Net increase in cash and cash equivalents	78,662	(1,110,479)	141,925	(113,008)	(3,949)	(7,896)
Cash and cash equivalents at beginning of year	51,305	1,161,784	114,398	227,406	6,434	14,330
Cash and cash equivalents at end of year	129,967	51,305	256,323	114,398	2,485	6,434

The complete financial statements of these subsidiaries are available to the public at the offices of Embotelladora Andina S.A. and at the Superintendencia de Valores S.A.

Amounts Paid to the Board of Directors

During 2001 and 2000 the following amounts were paid out to the Directors for attendance at Board meetings:

	2001			2000		
	DIRECTORS' COMPENSATION	EXECUTIVE COMMITTEE	TOTAL	DIRECTORS' COMPENSATION	EXECUTIVE COMMITTEE	TOTAL
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
José Said Saffie	38,833	38,834	77,667	50,769	25,090	75,859
José Antonio Garcés Silva	38,833	38,834	77,667	63,020	12,839	75,859
Jaime Said Demaría	38,833	38,834	77,667	37,929	37,930	75,859
Alberto Hurtado Fuenzalida	38,833	38,834	77,667	37,929	37,930	75,859
Timothy J. Haas	3,090	–	3,090	37,929	–	37,929
Glenn Geerman Jordan Schoenbohm	29,578	–	29,578	–	–	–
Enrique Vicuña Videla	38,833	976	39,809	37,929	–	37,929
Felipe Larraín Bascuñán	29,578	–	29,578	–	–	–
Jorge Hurtado Garretón	15,533	–	15,533	15,172	–	15,172
Salvador Said Somavia	15,533	–	15,533	15,172	–	15,172
Mario Diez Urzúa	15,533	–	15,533	15,172	–	15,172
José Antonio Garcés Silva	15,533	651	16,184	15,172	–	15,172
Gonzalo Carlos Said Handal	15,533	976	16,509	15,172	–	15,172
Arturo Majlis Albala	15,533	–	15,533	15,172	–	15,172
Ernesto Bertelsen	15,533	–	15,533	15,172	–	15,172
Jaime García Rioseco	–	–	–	9,656	9,657	19,313
Gross Total	365,142	157,939	523,081	381,365	123,446	504,811

Compensation-Principal officers

The Company does not have any incentive plans other than salary. The salary is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. General Managers also count with other variables such as usage of cash flow versus budget and market share versus the proposed goals. Amounts are different depending on each officer, title and/or responsibility, but it is applicable to all of the Company.

For the year ended December 31, 2001, the remunerations paid to Embotelladora Andina S.A. executives reached ThCh$ 1,529,996 (ThCh$ 1,910,891 in 2000).

In accordance with General Regulation N° 0129 dated January 23, 2002, we hereby inform the names and identification numbers of the Directors and principal officers of the Company:

Board of Directors

Alberto Hurtado RUT 2.593.323-0; José Said S. RUT 2.305.902-9; José Antonio Garcés S. RUT 3.984.154-1; Felipe Larraín RUT 7.012.075-5; Jaime Said D. RUT 1.719.263-9; Enrique Vicuña RUT 3.198.078-K; Ernesto Bertelsen R. RUT 5.108.564-7; Mario Diez U. RUT 2.281.883-K; José Antonio Garcés S. (hijo) RUT 8.745.864-4; Jorge Hurtado G. RUT 5.200.545-0; Arturo Majlis A. RUT 6.998.727-3; Gonzalo Said H. RUT 6.555.478-K; Salvador Said D. RUT 6.379.626-3.

Principal Officers of the Company

Jaime García RUT 5.894.661-3; Michael Cooper RUT 5.392.867-6; Osvaldo Garay RUT 5.368.375-4; Andrés Olivos RUT 7.013.115-3; Pedro Pellegrini RUT 7.017.242-9; Gonzalo Vergara RUT 5.271.756-6; Raúl Ramírez RUT 4.822.541-1; Germán Garib RUT 7.366.921-9; Alejandro Feuereisen RUT 6.060.032-5; Jorge Chamy RUT 5.684.493-7; César Vargas RUT 5.597.901-4; Cristián Valdivieso RUT 5.813.532-1.

Controllers

In accordance with General Regulation N° 0129 dated January 6, 2002, we hereby inform about the Controllers of the Company:

1. Embotelladora Andina S.A. *(Andina)* is controlled by limited responsibility corporations established in the Republic of Chile denominated: Inversiones Freire Limitada, RUT. *(Identification Number)*: 96.450.000-2, direct owner of 48.86% of Series A shares and Inversiones Freire Dos Limitada, RUT. *(Identification Number)*: 78.816.440-8 direct owner of 3.76% of Series A shares of Andina *(hereinafter jointly referred to as "Freire")*. Therefore, the aforementioned corporations jointly control 52.62% of Andina's series A shares.
2. The only partners of the aforementioned two corporations are the following foreign companies established in the Republic of Panamá: *(a)* Dolavan Finance Inc., RUT *(Identification Number)*: 59.038-210-8, direct owner of 25% of the rights of each of the companies Inversiones Freire Limitada and Inversiones Freire Dos Limitada, whose administrative representative is José Antonio Garcés Silva, RUT *(Identification Number)*: 3.984.154-1; *(b)* Hydra Investment and Shipping Corp., RUT *(Identification Number)*: 59.033.840-0, direct owner of 25% of the rights of each of the companies Inversiones Freire Limitada and Inversiones Freire Dos Limitada, whose administrative representative is Alberto Hurtado Fuenzalida, RUT *(Identification Number)*: 2.593.323-0; (c) Ledimor Financial Corp. RUT *(Identification Number)*: 59.038.220-5, direct owner of 25% of the rights of each of the companies Inversiones Freire Limitada and Inversiones Freire Dos Limitada, whose administrative representative is José Said Saffie, RUT. *(Identification Number)*: 2.305.902-9; and *(d)* Wilsim Corporation, RUT. *(Identification Number)*: 59.006.660-5, direct owner of 25% of the rights of each of the companies Inversiones Freire Limitada and Inversiones Freire Dos Limitada, whose administrative representative is Jaime Said Demaría, RUT. *(Identification Number)*: 1.719.263-9.
3. Consequently, the final controllers of Embotelladora Andina S.A. are the foreign companies aforementioned in paragraph 2 above, each holding an indirect stake of 13.155% of Andina's Series A shares, with an agreement of acting jointly in accordance with the dispositions of the respective deeds of incorporation by which the limited responsibility companies mentioned in paragraph 1 above are governed.

Shareholders' Agreement

Also, in accordance with what has been disclosed under Oficio Circular N° 064 dated January 5, 2001, Freire has entered into the following agreements as shareholder of Andina with the following foreign corporations: Coca-Cola de Argentina S.A. and Coca-Cola Interamerican Corp., both related to our Licensor The Coca-Cola Company *(hereinafter referred to as "TCCC")*: *(i)* The Shareholders Agreement subscribed on September 5, 1996; *(ii)* Amendment N°1 to Shareholders Agreement, subscribed on December 17, 1996; *(iii)* Stock Purchase Option Agreement, subscribed on September 5, 1996, and *(iv)* Amendment to Stock Purchase Option Agreement subscribed on December 17, 1997.

The Shareholders Agreement along with its Amendments *(hereinafter the "Agreement")* is deposited in the Company and inscribed in its Shareholders Registrar. The Agreement entered into on September 5, 1996 contains preferential share purchase options and put right, subject to the terms and conditions established in said Agreement. Also, certain restrictions apply for the transfer of outstanding shares of the company. The Shareholders Agreement, among others, also stipulates the rights of TCCC to collectively elect one Director and one Alternate Director to the Board, provided they collectively hold at least a 4% stake of Series A shares of the Company.

Directors' Committee

By an agreement reached at the Regular Shareholders Meeting held April 17, 2001 and according to the new article 50 bis of the Open Stock Corporation Law, a Directors' Committee was established, whose purpose has been the strengthening and self-regulation of the Company, gaining more control over management's activities.

The committee has held sessions on July 27, October 29 and December 17, 2001 time during which they have examined the balance sheet and other financial statements, the analysis of internal audit systems that have been implemented, review of external auditors and rating agency reports and other contingencies and events occurred in the different countries in which the Company holds operations. It was agreed at the Regular Shareholders Meeting to pay to each member in attendance of the Committee an amount of 20 Unidades de Fomento, for regular or extraordinary session, and a budget of 25 million chilean pesos per year for the functioning of the Audit Committee, so that this committee can count on sufficient funds in order to adequately carry out its functions.

Share Trading Information

a) The following trades of shares have been made by the chairman, members of the board, general manager, principal officers and main shareholders for the period 2001 and 2000.

		2001 Series A							2001 Series B						
	Relation	Shares Purchased	Price	Total Amount Transaction	Shares Sold	Price	Total Amount Transaction	Purpose	Shares Purchased	Price	Total Amount Transaction	Shares Sold	Price	Total Amount Transaction	Purpose
Inversiones Freire Ltda.	*Main Shareholder*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inversiones Freire Dos Ltda.	*Main Shareholder*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Gloucester Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Delfín S.A.	*Related to Director*	–	–	–	–	–	–	–	2,910,616	980	2,852,403,680	–	–	–	Finan. Investment
Inv. Delfín S.A.	*Related to Director*	–	–	–	–	–	–	–	1,039,384	945	982,217,880	–	–	–	Finan. Investment
Inv. Delfín S.A.	*Related to Director*	–	–	–	–	–	–	–	22,351,100	–	–	–	–	–	Finan. Investment
Inv. Puerto Sofía Ltda	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv.F.A.M. S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	5,349,763	–	–	Finan. Investment
Inv.F.A.M. Uno S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Mar Adentro Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	1,544,800	958	1,479,964,744	Finan. Investment
Inv. Mar Adentro Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	1,000,000	925	925,000,000	Finan. Investment
Inv. Mar Adentro Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	7,300,000	875	6,387,500,000	Finan. Investment
Inv.F.A.M. Tres S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Múltiples Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	2,910,616	980	2,852,403,680	Finan. Investment
Inv. Múltiples Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	1,039,384	945	982,217,880	Finan. Investment
Inv. Múltiples Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	18,000,000	–	–	Finan. Investment
Inv. Caburga S.A.	*Related to Director*	–	–	–	–	–	–	–	18,000,000	–	–	–	–	–	Finan. Investment
Inv. Caburga S.A.	*Related to Director*	–	–	–	–	–	–	–	5,349,763	–	–	–	–	–	Finan. Investment
Inv. San Andrés LT S.A.	*Related to Director*	–	–	–	–	–	–	–	4,983,646	1,140	5,681,356,440	4,983,646	1,140	5,681,356,440	Finan. Investment
Inv. Santa Virginia Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inversiones Valte S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Apm Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	481,800	1,210	582,978,000	Finan. Investment
Inv. Apm Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	20,826,816	–	–	Finan. Investment
Inv. Teval S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	4,983,646	1,140	5,681,356,440	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	4,983,646	1,140	5,681,356,440	4,983,646	1,040	5,182,991,840	Finan. Investment
Inv. Hydra *(Chile)* Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	23,206,484	–	–	Finan. Investment
Inv. Fam Dos S.A.	*Related to Director*	–	–	–	–	–	–	–	23,206,484	–	–	–	–	–	Finan. Investment
Inv. Fam Dos S.A.	*Related to Director*	–	–	–	–	–	–	–	20,826,816	–	–	–	–	–	Finan. Investment
Inv. Maxus Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	22,351,100	–	–	Finan. Investment
Alberto Hurtado	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
José Said	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
José Antonio Garcés *(Padre)*	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Glenn Jordan	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Felipe Larraín	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Jaime Said	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Enrique Vicuña	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Ernesto Bertelsen	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mario Diez	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
José Antonio Garcés *(Hijo)*	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Jorge Hurtado	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Arturo Majlis	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Gonzalo Said	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Salvador Said	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Michael Cooper	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Jaime García	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Osvaldo Garay	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Andrés Olivos	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Pedro Pellegrini	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Raúl Ramírez	*Corporate Officer*	–	–	–	34,928	1,450	50,645,600	Finan. Investment	–	–	–	34,928	1,130	39,468,640	Finan. Investment
Gonzalo Vergara	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Germán Garib	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Renato Ramírez	*General Manager*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Herman Vásquez	*Finance Manager*	–	–	–	30,502	1,200	36,602,400	Finan. Investment	–	–	–	30,502	980	29,891,960	Finan. Investment
Claudio Cabrera	*Subsidiary Manager*	–	–	–	17,668	1,500	26,502,000	Finan. Investment	–	–	–	17,668	1,150	20,318,200	Finan. Investment

	Relation	2000 Series A Shares Purchased	Price	Total Amount Transaction	Shares Sold	Price	Total amount Transaction	Purpose	2000 Series B Shares Purchased	Price	Total Amount Transaction	Shares Sold	Price	Total Amount Transaction	Purpose
Inversiones Freire Ltda.	*Main Shareholder*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inversiones Freire Dos Ltda.	*Main Shareholder*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Gloucester Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Delfín S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Puerto Sofía Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. F.A.M. S.A.	*Related to Director*	–	–	–	–	–	–	–	21,183,089	–	–	5,349,763	–	–	Finan. Investment
Inv. F.A.M. S.A.	*Related to Director*	–	–	–	–	–	–	–	95,600	–	–	5,349,763	–	–	Finan. Investment
Inv. F.A.M. S.A.	*Related to Director*	–	–	–	–	–	–	–	120,480	–	–	5,349,763	–	–	Finan. Investment
Inv. F.A.M. Uno S.A.	*Related to Director*	–	–	–	–	–	–	–	5,349,763	–	–	–	–	–	–
Inv. Mar Adentro Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. F.A.M. Tres S.A.	*Related to Director*	–	–	–	–	–	–	–	5,349,763	–	–	–	–	–	–
Inv. Múltiples Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	956,484	920	879,965,280	Finan. Investment
Inv. Caburga S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. San Andrés S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	5,734,364	1,055	6,049,754,020	Finan. Investment
Inv. Santa Virginia Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inversiones Valte S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Maxus Ltda.	*Related to Director*	–	–	–	–	–	–	–	956,484	920	879,965,280	–	–	–	Finan. Investment
Inv. Apm Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Inv. Teval S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	5,734,364	1,055	6,049,754.020	–	–	–	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	200,000	1,055	211,000,000	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	398,972	1,055	420,915,460	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	6,500	1,050	6,825,000	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	3,000	1,050	3,150,000	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	222,330	1,046	232,557,180	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	234,000	1,040	243,360,000	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	3,000	1,040	3,120,000	Finan. Investment
Consorcio Financiero S.A.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	4,666,562	980	4,573,230.760	Finan. Investment
Inmob. Forestal Ltda	*Related to Director*	–	–	–	–	–	–	–	–	–	–	21,183,089	–	–	Finan. Investment
Inv. Los Misioneros Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	95,600	–	–	Finan. Investment
Inv. Atom Ltda.	*Related to Director*	–	–	–	–	–	–	–	–	–	–	120,480	–	–	Finan. Investment
Inversiones Fam Dos S.A.	*Related to Director*	–	–	–	–	–	–	–	5,349,763	–	–	–	–	–	–
Alberto Hurtado	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
José Said	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
José Antonio Garcés *(Padre)*	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Glenn Jordan	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Felipe Larraín	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Jaime Said	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Enrique Vicuña	*Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Andrés Allende	*Director*	–	–	–	15,000	1,160	17,400,000	Finan. Investment	–	–	–	15,000	970	14,550,000	Finan. Investment
Andrés Allende	*Director*	–	–	–	15,000	1,247	18,705,000	Finan. Investment	–	–	–	–			–
Ernesto Bertelsen	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mario Diez	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
José Antonio Garcés *(Hijo)*	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Jorge Hurtado	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Arturo Majlis	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Gonzalo Said	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Salvador Said	*Alternate Director*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Michael Cooper	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Jaime García	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Osvaldo Garay	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Juan Andrés Olivos	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Pedro Pellegrini	*Corporate Officer*	–	–	–	23,850	1,610	38,398,500	Finan. Investment	–	–	–	23,850	1,350	32,197,500	Finan. Investment
Raúl Ramírez	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Gonzalo Vergara	*Corporate Officer*	–	–	–	–	–	–	–	39,853	928	36,983,584	39,853	1,170	46,628,010	Finan. Investment
Gonzalo Vergara	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	15,000	1,055	15,825,000	Finan. Investment
Germán Garib	*Corporate Officer*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Renato Ramírez	*General Manager*	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Herman Vásquez	*Financie Manager*	26,502	1,040	27,562,080	26,502	1,570	41,608,140	Finan. Investment	26,502	800	21,201,600	26,502	1,340,00	35,512,680	Finan. Investment
Claudio Cabrera	*Subsidiary Manager*	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Share Trading Information

b) Quarterly share trading statistic (Source: Santiago Stock Exchange)

Year	Quarter	Andina - A Shares Traded	Andina - A Total Amount Traded $	Andina - A Average Price	Andina - B Shares Traded	Andina - B Total Amount Traded $	Andina - B Average Price
2001	1	2,112,852	2,782,131,211	1,373.95	10,349,320	10,834,643,574	1,075.94
	2	5,570,427	8,137,798,170	1,486.75	12,647,456	14,368,366,777	1,153.66
	3	4,056,664	5,695,090,668	1,388.36	5,774,678	6,500,483,237	1,103.74
	4	4,149,905	4,698,246,660	1,084.82	27,458,098	25,090,422,432	904.88
2000	1	2,520,947	3,359,138,743	1,209.89	1,508,744	1,889,003,802	1,195.45
	2	8,563,340	9,223,173,522	1,082.55	5,656,001	5,051,923,225	911.86
	3	4,043,690	4,519,061,299	1,160.48	6,865,644	6,666,053,773	1,002.81
	4	3,492,939	3,883,159,385	1,127.65	7,736,093	7,027,926,647	910.39
1999	1	1,696,263	1,876,001,614	1,154.99	2,214,545	2,092,853,955	1,026.89
	2	3,046,305	6,148,717,037	1,536.62	4,798,746	6,029,775,866	1,266.51
	3	1,173,283	1,815,428,307	1,515.40	1,717,841	2,048,558,474	1,143.71
	4	1,659,674	2,488,977,205	1,529.88	2,040,431	2,458,693,103	1,219.85

General Information

Consolidated financial information (millions of Ch$ of December of each year, except share price)

Year	Assets	Short Term Financial Debts	Short Term Bonds	Long Term Financial Debts	Long Term Bonds	Shareholders Equity	Exchange Rate Ch$ / US$	I.P.C. %
1990	28,309	1,358	995	3,838	1,878	13,277	337.09	29.4
1991	42,738	1,550	1,277	3,528	6,077	20,200	374.51	17.8
1992	59,183	2,991	1,427	5,008	5,654	29,604	382.12	14.0
1993	77,247	4,177	1,227	5,141	5,312	44,127	428.47	12.1
1994	180,566	2,842	1,302	3,565	4,613	127,595	402.92	8.9
1995	268,489	6,627	4,473	10,979	5,525	160,519	406.91	8.2
1996	425,408	15,330	1,431	59,987	2,656	252,026	424.87	6.6
1997	581,551	4,867	5,747	798	153,713	304,894	439.18	6.3
1998	642,945	4,781	3,139	3,113	165,344	349,340	472.41	4.3
1999	690,775	10,486	3,445	2,365	185,524	391,912	530.07	2.6
2000	661,199	15,775	2,827	3,203	154,599	379,169	573.65	4.7
2001	689,715	21,321	1,192	55,333	146,988	372,092	654.79	3.1

Year	Net Sales	Operating Income	Net Income	Depreciation	Local Share Price
1990	35,190	4,208	2,507	2,221	54.6
1991	52,407	8,788	6,006	2,944	280.0
1992	73,285	14,086	9,068	4,232	405
1993	96,352	21,281	15,002	7,232	1,400
1994	155,854	30,235	21,741	12,896	1,730
1995	255,603	39,546	30,082	21,084	2,425
1996	317,664	50,268	38,465	24,485	2,060
1997	390,650	61,029	44,028	29,900	1,465/1,400(*)
1998	405,941	51,769	44,548	33,290	1,130/1,040(*)
1999	385,437	36,924	27,194	39,332	1,600/1,280(*)
2000	444,664	54,841	31,501	40,523	1,150/920(*)
2001	481,927	55,826	33,067	40,707	1,085/888(*)

(*) Series A/B Share Price





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Design, Publicidad Universitaria Universidad Católica de Chile. Printers, Morgan Impresores Spanish Edition 1,500 copies, English Edition 2,500 copies . Santiago - Chile 2001.

Embotelladora Andina S.A. Embotelladora Andina S.A. Av. Andrés Bello 2687, 20th Floor, Santiago, Chile, Telephone (56-2) 338-0520, Facsimile (56-2) 338-0530